



Momentum

2002 Annual Report

Wabtec Corporation (www.wabtec.com) is one of North America's largest providers of value-added, technology-based products and services for the rail industry. Through its subsidiaries, the company manufactures a range of products for locomotives, freight cars and passenger transit vehicles, and builds new switcher and commuter locomotives. Aftermarket products and services represent about 55 percent of sales. Wabtec's mission is to help its customers achieve higher levels of reliability, safety and productivity so they can compete more effectively.

This annual report contains forward-looking statements and includes assumptions about future market conditions, operations and results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Form 10-K filed with the Securities and Exchange Commission lists the factors that could cause actual results to differ materially from the forward-looking statements. In making these forward-looking statements, the company assumes no obligation to update them or advise of changes in the assumptions on which they were based.





Financial Summary

(In Thousands, Except Per Share Data)	2002	Adjusted 2001	Adjusted 2000	Adjusted 1999	1998
Net sales	**$696,195**	$783,698	$811,178	$844,079	$790,672
EBITDA*	**73,047**	101,784	132,422	169,156	147,565
Net income from continuing operations*	**17,513**	21,065	35,605	60,730	63,752
Earnings per diluted share from continuing operations*	**0.40**	0.49	0.82	1.37	1.44
Cash earnings per diluted share from continuing operations*	**0.48**	0.68	1.01	1.57	1.59
Total debt	**195,151**	241,870	540,197	568,587	573,615
Shareholders' equity	**199,262**	245,271	196,371	181,878	144,076
Capital expenditures	**14,137**	20,674	23,173	24,067	39,084
Depreciation and amortization	**25,513**	33,061	32,416	33,292	30,245
Gross margin*	**25.8%**	26.8%	29.5%	33.2%	31.5%
Operating margin*	**6.8%**	8.8%	12.3%	16.1%	14.8%
Weighted average diluted shares outstanding	**43,617**	43,198	43,382	44,234	44,141

* Figures are intended to provide results from normalized operations and, therefore, exclude charges and gains that the company considers to be non-operating and/or non-recurring. Charges for merger and restructuring (1999-2001), asset writedowns (2001), severance costs (2001), a legal settlement (2000), and the termination of an Employee Stock Ownership Plan (2000) are excluded. Also excluded are gains from asset sales (2000-01) and tax credits (2001). Wabtec's Form 10-K includes a complete discussion of these items. Cash earnings are calculated as income before extraordinary item plus the after-tax effect of amortization.

EBITDA* (in millions)



$148 $169 $132 $102 $73
98 99 00 01 02

Debt (in millions)



$574 $569 $540 $242 $195
98 99 00 01 02

Shareholders' Equity (in millions)



$144 $182 $196 $245 $199
98 99 00 01 02



for the Missouri and Pacific Railroad, my father was unusual: he lost market share and never got fired. Of course, the entire freight rail industry lost market share, too, slipping from about 70 percent of intercity freight traffic to about 35 percent. Since then, the industry has clawed back to about 40 percent, which makes my track record only marginally better than my father's.

But, at least I am still working to change that. Which is where Wabtec and other rail suppliers come in.

Together, we must build momentum for our customers by helping them to reclaim lost market share; improve safety; increase quality, productivity and efficiency; and reduce costs. They will then become more competitive, providing ample growth opportunities for all.

Wabtec has products to help. Our Electronic Train Management System, for example, features Positive Train Control, as well as electronic braking and monitoring. Our ramp car, an innovative system for intermodal transportation, enables freight railroads to pursue a $100 billion market segment (three times annual railroad revenues) that is dominated by trucks today. With efficient railroad performance, trucks would willingly convert to rail to save money.

Just one percentage point of market share could mean an additional $4 billion of revenues for freight railroads. They would almost certainly use a portion of those incremental revenues to fund growth opportunities, which would translate into more revenues for suppliers. That would give us more capital to invest in new products to make the railroads even more competitive. Which might enable the railroads to capture another point of market share, which...you get the idea.

My father could never envision that kind of momentum in the rail industry. But as chairman of Wabtec, I know we're poised to help make that vision a reality.

William E. Kassling
Chairman of the Board

N A YEAR WHEN economic weakness, corporate and Wall Street scandals, and fears of war and terrorism grabbed the headlines, I am proud to say we aggressively and methodically went about the business of making Wabtec a stronger company. In the process, we generated momentum to propel us forward in the future.

We did so despite another tough year in our freight rail market and a slowdown in our transit business (see pages 4, 9). These factors combined to put pressure on sales, which were 11 percent lower than the previous year, and on earnings per diluted share, which decreased to 40 cents from an adjusted 49 cents in the prior year.

Even so, in 2002 we made progress in our drive to strengthen the company. Real progress, of course, is measured first in cash.

For the year, we generated $42 million of free cash flow, equal to nearly $1 per share. We used this cash primarily to reduce debt, which stood at $176 million, net of cash, at year-end—the lowest figure since we became a public company in 1995 and nearly $400 million below our high-water mark in 2000. Half of that debt reduction came from an asset sale in 2001, but the other half came from operations, as we have managed to remain profitable while reducing working capital, despite a prolonged and severe downturn in some of our key markets.

This significant debt paydown has clearly improved the company's financial strength in uncertain economic times. And, we believe it was a major reason that our stock substantially outperformed the broader market in 2002. We are

Freight Group

Continued to expand into key international markets...Pioneer Friction, which became a 100 percent wholly owned subsidiary in 2002, awarded a $5 million contract to supply composite brake shoes for Indian Railways...Australia-based F.I.P. Pty. Ltd. awarded contracts totalling $5 million to export brake shoes to South Africa, Korea, Egypt, Indonesia and U.K...Completed delivery of 190 High Output Ballast System Vehicles to Railtrack in U.K., with a contract value of $28 million...Began delivery of Datacord Event Recorders to U.K.-based Angel Trains, with a contract value of $6 million...In Mauritania, received order to convert 1,200 sets of air brakes for iron ore wagons to U.S.-style equipment (see page 7).

Net Sales (in millions)



$579
$606
$533
$490
$443
98
99
00
01
02

Awarded $16 million worth of contracts to overhaul commuter locomotives for MBTA and Caltrans, and a $14 million contract to build new commuter units for Caltrain...Completed first of 27 commuter locomotives for delivery to Metra in Chicago (see page 8)...Signed 10-year contract to supply locomotive braking equipment to CSX Transportation for 10 of its maintenance facilities (see page 5)... Awarded contracts for car repair billing by Montana Rail Link, Belt Railroad, CSX and BNSF... Awarded contract to maintain end-of-train devices for Norfolk Southern.

2002 Results

Sales decreased 10 percent, primarily because industry deliveries of new freight cars and locomotives dropped about 50 percent and 15 percent, respectively...In addition, the sluggish U.S. economy had a negative impact on railroad carloadings, down about 1 percent for the second consecutive year...As a result, railroads deferred purchases of aftermarket parts and services.

Placed two prototype, intermodal ramp cars into revenue service between Toronto and Montreal with Canadian National Railroad...Sold mechanical-bond radiators for high-output, Detroit Diesel-powered generator sets to Kohler Power Systems Americas...Introduced water-saving, air-assisted flush toilet for applications in freight and passenger rail, bus, marine and recreational vehicle markets.

Freight

Helping railroads build market share and momentum.


ATX

TrainLink™ ATX takes an evolutionary step to reduce maintenance and operating costs for railroads.



1 An Innovative Thrust

Developing practical yet innovative solutions to solve immediate problems—rather than focusing on lengthy, capital-intensive ideas—has emerged as a Wabtec hallmark with customers. Using our disciplined Product Development System, we listen to the voice of our customers every step of the way.

Our new end-of-train (EOT) device demonstrates this incremental approach to new technology. TrainLink™ ATX is a breakthrough EOT that eliminates the cost and inefficiency of charging or replacing the batteries that supply power for traditional EOTs. In fact, TrainLink ATX eliminates batteries altogether by drawing minute levels of air from the train's brake lines and using it to power a self-contained generator. Union Pacific Railroad was the first to purchase 200 of these evolutionary devices, which reduce maintenance and operating costs while eliminating a significant amount of train delays that could result from battery problems.

Another way we use innovation to help customers reduce costs and increase efficiency is through WabLink, our web-based system for parts inventory management. We're using WabLink to help customers not only record real-time inventory data, but to eliminate their need to place orders for replacement stock. In 2002, CSX began using WabLink to track its inventory of locomotive air brake components at 10 locations. Today, WabLink automatically orders additional parts when inventory levels reach pre-determined minimums. As a result, CSX has reduced inventory and eliminated purchase orders, while accelerating deliveries. Another innovative program at CSX, using wireless handheld devices to manage car repair billing, promises even more positive results.


Inventory List Repo



Wabtec's Phyllis Sabol, above, monitors inventory at CSX through WabLink, which automatically orders replacement stock shipped directly to 10 of the railroad's maintenance shops by employees such as Pat Finney.



At CSX, employees can record data on wireless devices to manage car repair billing.





Michael Moriarity, a Wabtec engineer, designed the UBX™ brake assembly (above) to streamline the purchasing and assembly process for freight car builders.

2 Agile Structure

Original equipment manufacturers today want the option to have a more value-added, comprehensive relationship with their suppliers. Increasingly, they want to source complete systems and assemblies, resulting in cost efficiencies and increased reliance on suppliers for equipment integration. Wabtec's organizational structure is agile and flexible enough to satisfy these requirements.

A year ago, we purchased Milufab, a Canadian-based manufacturer of door panels for transit cars. We now combine Milufab panels with our mechanical door operators to offer customers a complete door operating assembly, so car manufacturers get a single, comprehensive product from a single source. We are supplying these products on more than 800 cars for Long Island Rail Road's M-7 commuter trains, with potentially another 400 cars for 2005.

We are also providing similar benefits to freight car builders and end users with our new UBX™ brake assembly. Wabtec engineers, using our PDS, designed UBX to have fewer components, weigh less and be easier to install than other brake assemblies—all of which make UBX a cost-effective alternative to conventional, body-mounted brakes. Car builders using conventional products must purchase additional parts and brackets from as many as 40 different suppliers. With UBX, car builders purchase the entire assembly from Wabtec, which means faster installation and increased throughput. In addition, because of the significant weight reduction with UBX, end users can increase the payload capacity of their cars. ACF and BNSF are among the first to benefit from this new product.



Software engineer Luc Bessette of Wabtec tests a door operating assembly for the Long Island Rail Road's M-7 commuter trains.

targeting another $40 million of free cash in 2003, which we expect to use for additional debt reduction or, possibly, strategic acquisitions.

Wabtec also strengthened its factory operations in 2002.

We track four key performance metrics monthly across all of our operations, and we achieved improvements in each. We improved quality, as measured by first-time pass rate, 23 percent. On-time delivery improved 27 percent. Productivity on our shop floors increased 4.7 percent. And we reduced our days' supply of inventory by 10 percent. We strive for continuous improvement in each of these metrics, so we have set stretch goals again for 2003 and will work hard to achieve them by using the lean principles and tools in our Quality and Performance System (QPS) and electronic Product Development System (e-PDS).

Also during 2002, we set out to reduce raw material costs by $7 million. By using our Priority Deployment management tool, we reached 93 percent of our goal through reverse auctions and negotiating preferred contracts with suppliers. We are targeting similar cost reductions in 2003.


holders
Wabtec

Greg Davies visits Wabtec's Pioneer Friction subsidiary in India.

"We are aggressively and methodically making Wabtec a stronger company, which is generating momentum for the future."

In several key areas, we also strengthened Wabtec's strategic position (see pages 5-8). Our core strategies remain the same: accelerate development of new products and services; become a Tier I supplier; increase international sales; and drive continuous improvement through lean principles.

We are convinced that those strategies, combined with a high-performance culture, will provide the momentum necessary to drive the company forward. To that end, we are establishing programs to build that culture, such as our e-PDS.

Using e-PDS we monitor and review the progress of every new product program to ensure the highest-possible quality at product launch—on-time, on-budget and truly responding to the voice of the customer throughout the process. The system mandates internal discipline and standard work, improves cooperation in programs that require multiple business units and helps us to invest in projects that will generate appropriate returns. The system can do for our new product programs what QPS has done for our manufacturing operations.

Although we will continue to face challenging market conditions in 2003, we are beginning to see indications of improvement. For example, we expect the freight car market to improve this year, albeit from a low base. Based in part on this growth, we are forecasting higher earnings in 2003.

The locomotive market seems poised to recover in 2004, as federal government emission standards stimulate new orders. And the transit market anticipates a boost the next year, when deliveries begin for another major subway car order that has already been placed by New York City. Given this scenario, we could be in the enviable position in late 2004 of experiencing growth in all of our key markets for the first time.

For the past several years, we have worked aggressively to strengthen Wabtec and to position the company to benefit from a market rebound. With recovery in sight, we are very optimistic about our future prospects and look forward to demonstrating substantially more progress in the coming months and years.

In closing, I want to thank two members of the Wabtec team for their invaluable contributions to the company.

Jim Kelley resigned as a Wabtec board member in 2002, after serving in that capacity for 12 years. He provided strategic vision and critical financial expertise, and has always been a passionate activist for shareholder value.

In February 2003, we announced the next step in an orderly management transition that began when I was named chief executive officer in 2001. Bob Brooks, our chief financial officer, announced that he was stepping down to become executive vice president of Strategic Development. In this role, he will advise the company on a variety of strategic issues, as well as work closely with our internal audit group and the Audit Committee of the board. He will also remain a board member. As our CFO for many years, Bob played a crucial leadership role in the growth and success of Wabtec; and we can't thank him enough for his vital contributions.

Succeeding Bob is Alvaro Garcia-Tunon, who has been with the company since 1995 and has demonstrated excellent capabilities in a series of increasingly important assignments in our finance organization. Alvaro is well known in the financial community as a result of his duties in treasury and investor relations, and we expect a very smooth transition.

On behalf of our management team and the Board of Directors, I want to thank you for your continued investment in Wabtec. We will continue to work diligently to live up to your expectations by effectively managing the momentum that we generated in 2002.

Gregory T.H. Davies
President and Chief Executive Officer

Transit Group

Completed delivery of more than 1,700 sets of brakes, couplers, current collectors and door assemblies for the New York City Metro subway system...Maintained "A" supplier status with New York City, which requires that all business units supplying products must maintain at least 93 percent on-time delivery...Received orders for braking equipment for New Jersey Transit locomotives, brake and current collector equipment for Siemens subway cars for the Boston Blue Line, and rotary compressors with an integrated power conversion system for Mexico City Metro... Received order for 135 carsets of brake equipment for the New Jersey Transit Comet V, and order from Amtrak for brake cylinders for the Superliner II fleet.

Net Sales (in millions)

98	99	00	01	02
$212	$238	$278	$293	$253

Jinwu Control Systems Company, Ltd., a joint venture in China, opened in March and introduced innovative bus door equipment to the growing Chinese market...Wabtec provided personnel to support joint venture in product design, lean manufacturing, quality and marketing...Electric school bus door actuator specified as standard on conventional bus models by IC Corporation (International Truck and Engine)... Relocated bus door business from a 50-year-old facility in Niles, Ill., to a smaller, more modern facility in Buffalo Grove, Ill., in part to implement lean operating principles (see page 8).

2002 Results

Sales decreased 14 percent, the first annual reduction in nine years. The decrease was due to the completion of contracts to provide original equipment components for New York City subway cars, and lower aftermarket sales.

Awarded more than $20 million of new business for upgrade and overhaul of air conditioning and door assemblies by London Underground, Bombardier and Angel Trains...Signed $6 million contract to provide door assemblies for subway cars being built by Rotem for the subway system in Athens, Greece, in preparation for the 2004 Olympics.

Providing a comfortable ride for transit passengers worldwide.



Employees such as welder Charlie Cortez have developed more efficient processes to build new locomotives for Chicago's Metra commuter railroad.



4 Dedicated People

Our dedicated, experienced people power everything we do at Wabtec. With diligence, enthusiasm and a complete embracing of "lean" thinking, our people make Wabtec a model of continuous improvement. Through rigorous commitment to QPS and e-PDS principles, we eliminate waste, improve safety, enhance quality, ensure reliable delivery, lower costs, increase productivity and improve morale.

At Vapor Bus in Chicago, for instance, we began a comprehensive review of all operations and production procedures three years ago that today has resulted in outstanding improvements in productivity and cost savings. Adopting a cellular manufacturing approach—where all aspects of production occur within a single space, or "cell," instead of the more traditional assembly-line method—has eliminated bottlenecks, reduced overall floor space by 40 percent, cut inventory substantially and improved throughput, enabling more responsive and timely customer deliveries.

Wabtec's Richard Peck (left) and Frank Golemis conduct product testing in our new bus door plant, which has used lean principles to eliminate bottlenecks, reduce floor space, cut inventory and improve delivery.



For its Metra locomotive project, MotivePower in Boise also has implemented numerous lean manufacturing techniques, including point-of-use storage. A deceptively simple—yet vital—concept, point-of-use storage means having tools and equipment located as close to the employee as possible, then keeping them clearly marked and stored in the same place at all times. This not only speeds production for each employee, but also saves the cost of staffing a tool room and the time lost traveling around the facility looking for the proper tools. In all, lean techniques like this at MotivePower have saved operating costs, reduced man-hours required for certain projects by as much as 60 percent and led to an on-time delivery of Metra locomotives.



3 Clear Direction

To grow beyond traditional geographic boundaries, it takes a long-term commitment and a clear growth strategy. That commitment, along with a measured, methodical approach, has proven to be successful for our brake shoe subsidiary in India. The idea took root when Wabtec's Australia-based subsidiary, F.I.P. Pty. Ltd., formerly known as Futuris Brakes International, decided to expand into a new market. Through a joint venture with an Indian-based partner in 1995, F.I.P. approached Indian Railways with an idea to test its composite-material brake shoes on freight cars. The test proved that F.I.P.'s product lasted 10 times longer than traditional cast iron shoes, which meant huge potential savings for the railroad. As a result, a $50,000 order in 1997 has grown to an $8 million business today. In 2002, Wabtec purchased complete ownership of the company, now called Pioneer Friction, and relocated to a larger, independent facility that has the capacity to manufacture more brake shoes than F.I.P. does in Australia.

A clear strategy also resulted in a major brake components order in Mauritania, located in the Sahara Desert in northern Africa. Societe Nationale Industrielle et Miniere (SNIM), located in Mauritania, hauls 12 million tons of iron ore annually. Because SNIM used European air brake technology, it was limited to 65-car trains. Wabtec proposed that SNIM convert its 1,200 iron ore cars to U.S.-style air brakes and standards, which would enable the company to use 175-car trains. The conversion process began in January 2003 and will result in accelerated throughput and more capacity for SNIM, as well as new markets for Wabtec. We also used QPS principles to help SNIM reorganize its maintenance shop to speed the conversion process. As an additional benefit, Wabtec received a separate order for 150 carsets of air brakes from RSD Dorbyl, a South African builder supplying new cars to SNIM.



In Mauritania, we are supplying U.S.-style air brakes, which enable SNIM to increase train size and throughput.



As general manager of Wabtec's brake shoe subsidiary in India, Y.R. Rao (right and above) oversees a company that has grown from a $50,000 order in 1997 to an $8 million business today.



Condensed Consolidated Balance Sheets

(In Thousands)	**2002**	2001
Assets		
Current Assets		
Cash	**$ 19,210**	$ 53,949
Receivables	**108,019**	106,527
Inventories	**88,470**	104,930
Other current assets	**29,524**	30,288
Total Current Assets	**245,223**	295,694
Property, plant and equipment, net	**148,592**	167,695
Intangibles and other assets	**195,050**	266,563
Total Assets	**$588,865**	$729,952
Liabilities and Shareholders' Equity		
Current liabilities, excluding debt	**$134,430**	$185,439
Total debt, including current portion	**195,151**	241,870
Other liabilities	**60,022**	57,372
Shareholders' equity	**199,262**	245,271
Total Liabilities and Shareholders' Equity	**$588,865**	$729,952

The company continued to strengthen its balance sheet in 2002, primarily by reducing debt by $47 million. Wabtec achieved this debt reduction through cash flow from operations, including operating income and working capital reduction. In 2003, the company expects to continue to generate positive cash flow, primarily for debt reduction.

At year-end 2002 the company's **cash balance** was $19 million, compared to $54 million at the end of 2001. The decrease was due primarily to a tax payment related to the gain on an asset sale completed in late 2001. During 2002, Wabtec reduced **inventories** by $16 million, as the company continued to focus on lean principles and generating cash. **Intangibles and other assets** decreased by $72 million, primarily reflecting the writeoff of goodwill upon adoption of Financial Accounting Standard No. 142, which eliminated periodic goodwill amortization.

Current liabilities decreased $51 million, primarily due to the tax payment, which was accrued at the end of 2001. As previously discussed, **total debt** decreased $47 million. **Shareholders' equity** decreased $46 million, primarily due to the goodwill writeoff.

Condensed Consolidated Statements of Operations

(In Thousands, Except Per Share Data)	**2002**	Adjusted 2001	Reported 2001	Adjusted 2000	Reported 2000
Net Sales	**$ 696,195**	$ 783,698	$ 783,698	$ 811,178	$ 811,178
Cost of sales	**(516,724)**	(573,772)	(573,772)	(571,503)	(575,516)
Gross Profit	**179,471**	209,926	209,926	239,675	235,682
Selling, general and administrative expenses	**(93,023)**	(95,034)	(96,723)	(94,757)	(94,757)
Merger and restructuring charges	**—**	—	(3,723)	—	(18,202)
Engineering expenses	**(33,592)**	(33,156)	(33,156)	(32,297)	(32,297)
Asset writedowns	**—**	—	(9,253)	—	—
Amortization expense	**(5,322)**	(13,013)	(13,013)	(12,615)	(12,615)
Total Operating Expenses	**(131,937)**	(141,203)	(155,868)	(139,669)	(157,871)
Income From Operations	**47,534**	68,723	54,058	100,006	77,791
Other income and expenses					
Interest expense	**(16,221)**	(33,501)	(33,501)	(43,649)	(43,649)
Other income (expense), net	**(5,558)**	(2,185)	(2,130)	(724)	3,776
Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	**25,755**	32,407	18,427	55,633	37,918
Income tax expense	**(8,242)**	(11,342)	(4,465)	(20,028)	(18,718)
Income from continuing operations before extraordinary item and cumulative effect of accounting change	**17,513**	21,065	13,962	35,605	19,200
Discontinued operations					
Income from discontinued operations, net of tax	**403**	6,360	6,360	6,193	6,193
Gain (loss) on sale of discontinued operations, net of tax	**(529)**	41,458	41,458	—	—
Total discontinued operations	**(126)**	47,818	47,818	6,193	6,193
Income before extraordinary item and cumulative effect of accounting change	**17,387**	68,883	61,780	41,798	25,393
Extraordinary loss on extinguishment of debt, net of tax	**(1,203)**	—	—	—	—
Income before cumulative effect of accounting change for goodwill	**16,184**	68,883	61,780	41,798	25,393
Cumulative effect of accounting change for goodwill, net of tax	**(61,663)**	—	—	—	—
Net Income (loss)	**$ (45,479)**	$ 68,883	$ 61,780	$ 41,798	$ 25,393
Earnings Per Diluted Share					
Income from continuing operations before extraordinary item and cumulative effect of accounting change	**$ 0.40**	$ 0.49	$ 0.32	$ 0.82	$ 0.45
Income from discontinued operations	**—**	1.11	1.11	0.14	0.14
Extraordinary item	**(0.03)**	—	—	—	—
Cumulative effect of accounting change	**(1.41)**	—	—	—	—
Net Income (loss)	**$ (1.04)**	$ 1.60	$ 1.43	$ 0.96	$ 0.59

Note: *The following narrative compares 2002 results to 2001 "adjusted" results, which exclude charges and gains that the company considers to be non-operating and/or non-recurring. Please refer to Wabtec's Form 10-K for a complete discussion of these items.*

In 2002, the company's income from continuing operations decreased compared to the prior year's adjusted results. The decrease was due to lower sales volumes, which more than offset lower amortization and interest expenses.

Net sales decreased 11 percent, due to lower sales in both the Freight Group and the Transit Group (see pages 4, 9).

Gross profit decreased 15 percent, and the company's gross margin was 25.8 percent, compared to 26.8 percent in 2001. The decreases were due to lower sales.

Operating expenses decreased 6 percent, due to lower amortization expense and lower selling, general and administrative expenses. The lower amortization expense was due to the adoption of the new accounting standard for goodwill. Wabtec maintained **engineering expenses** at the same level as 2001, as the company continued to invest in new product development. **Income from operations** decreased 31 percent for the reasons mentioned previously.

As a result of the company's debt reduction throughout the year and lower interest rates, **interest expense** decreased 52 percent in 2002. **Other expense** increased to $5.6 million, primarily due to the writedown of a facility held for sale. **Income tax expense** was recorded at a rate of 32 percent, compared to 35 percent in 2001, primarily reflecting the benefit of foreign tax credits. The company expects its ongoing tax rate to be about 35-36 percent. For the reasons discussed previously, **income from continuing operations** decreased 17 percent and **earnings per diluted share from continuing operations** decreased 18 percent.

For the year, the company had a **net loss** due to a goodwill writeoff of $62 million, net of tax.

Condensed Consolidated Statements of Cash Flows

(In Thousands)	**2002**	2001	2000
Reported net income (loss)	**$(45,479)**	$ 61,780	$ 25,393
Cumulative effect of accounting change for goodwill, net of tax	**61,663**	—	—
Depreciation and amortization	**25,513**	33,061	32,416
Discontinued operations	**184**	(49,031)	(11,329)
Asset writedowns, including deferred tax asset	**—**	2,975	7,955
Other	**1,905**	681	46
Changes in accrued income taxes	**(29,615)**	5,021	(5,081)
Changes in other operating assets and liabilities	**1,487**	64,610	10,814
Cash provided by operating activities	**15,658**	119,097	60,214
Capital expenditures, net	**(10,464)**	(14,801)	(30,831)
Acquisitions of businesses, net of cash acquired	**(1,654)**	(3,730)	(650)
Cash received from asset sales	**1,400**	245,020	5,500
Discontinued operations	**(99)**	924	4,496
Cash provided by (used for) investing activities	**(10,817)**	227,413	(21,485)
Changes in debt	**(45,941)**	(298,280)	(28,390)
(Purchase of) proceeds from treasury stock, net of proceeds from the issuance of stock under stock-based benefit plans	**3,695**	2,774	(7,924)
Cash dividends	**(1,808)**	(1,681)	(1,695)
Cash used for financing activities	**(44,054)**	(297,187)	(38,009)
Effect of changes in currency exchange rates	**4,474**	(1,445)	(1,705)
Increase (decrease) in cash	**(34,739)**	47,878	(985)
Cash at beginning of year	**53,949**	6,071	7,056
Cash at end of year	**$ 19,210**	$ 53,949	$ 6,071

Cash provided by operations was $16 million in 2002. Excluding a planned, $30 million tax payment related to the sale of certain assets to GE Transportation Systems in 2001, cash provided by operations would have been $46 million.

Cash used for investing activities was $11 million, primarily for capital expenditures. In 2001, the company received $240 million in pre-tax proceeds for the GE asset sale.

Cash used for financing activities was $44 million as the company reduced debt. The company had a **cash balance** of $19 million at the end of 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-13782

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**25-1615902** (IRS Employer Identification No.)
1001 Air Brake Avenue **Wilmerding, Pennsylvania 1514** (Address of principal executive offices, including zip code)	**(412) 825-1000** (Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	*Name of Exchange on which registered*
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days. Yes ☑ No __.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No __.

The registrant estimates that as of June 30, 2002, the aggregate market value of the voting shares held by non-affiliates of the registrant was approximately $460 million based on the closing price on the New York Stock Exchange for such stock.

As of March 27, 2003, 43,460,313 shares of Common Stock of the registrant were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the registrant's Annual Meeting of Stockholders to be held on May 21, 2003 are incorporated by reference into Part III of this Form 10-K.



TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General

Westinghouse Air Brake Technologies Corporation does business as Wabtec Corporation. All references to "we", "our", "us", the "Company" and "Wabtec" refer to Westinghouse Air Brake Technologies Corporation, a Delaware corporation, and its subsidiaries.

Wabtec is one of North America's largest providers of value-added, technology-based equipment and services for the rail industry. The Company's products can be found on virtually all U.S. locomotives, freight cars and passenger transit vehicles. The Company is based in Wilmerding, Pa., and has 4,409 full time employees at facilities throughout North America and around the world.

The Company believes that it maintains a market share of 50% or more in North America for its primary braking-related equipment, and leading market shares in North America for most of its other principal products. Wabtec also sells products in Europe, Africa, Australia, South America and Asia. The Company's products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, include: brakes for locomotives, freight cars and passenger transit vehicles; electronic controls and monitors; heat exchangers and cooling systems; switcher and commuter locomotives; couplers; door systems; and draft gears. The Company aggressively pursues technological advances for both new product development and product enhancements.

Management and insiders of the Company own approximately 15% of Wabtec's outstanding shares, with the remaining shares held by investment companies and individuals. Executive management incentives focus on earnings, cash flow and working capital targets in order to align management interests with those of outside shareholders.

The Company was formed from the November 1999 merger of Westinghouse Air Brake Company ("WABCO") and MotivePower Industries, Inc. ("MotivePower"). WABCO has its origin in a business founded by George Westinghouse in 1869.

In 2001, Wabtec sold certain assets to GE Transportation Systems (GETS) for $238 million in cash. The assets sold primarily included locomotive aftermarket products and services for which Wabtec was not the original equipment manufacturer. All of these assets had been part of MotivePower. The results for these businesses, along with other businesses that the Company has decided to exit, are classified as discontinued operations throughout this report.

Industry Overview

The Company provides products and services primarily for the global freight rail and passenger transit industries, with about 54 percent of its sales to the aftermarket. About 85 percent of the Company's sales are in North America. The Company's primary customers are freight and passenger railroads, and manufacturers of transportation vehicles such as locomotives, freight cars, subway cars and buses. As such, the Company's operating results are strongly influenced by the level of activity, financial condition and capital spending plans of the global railroad industry. Rail traffic, in terms of both freight and passengers, is a key factor underlying the demand for the Company's products, particularly in the aftermarket. Government investment in public rail transportation also plays a significant role. Additionally, railroads continuously seek to increase the efficiency and productivity of their rail operations to improve profitability, which results in the purchase of new, more-efficient equipment.

To a large degree, market conditions in the U.S. freight railroad industry are dependent on the U.S. economy. With the U.S. economy experiencing a recession in 2001 and slow growth in 2002, railroads have faced difficult market conditions. In 2002, revenue ton-miles (a main indicator of rail activity; defined as weight times distance traveled by Class I railroads), increased only about 1 percent and car loadings decreased about 1 percent compared to 2001. This level of activity resulted in railroads deferring maintenance on certain locomotives and freight cars in their fleets, which, in turn, reduced aftermarket sales for the Company. The Company expects that railroads may return to a more typical pattern of maintenance spending as the U.S. economy strengthens and the level of activity in the industry begins to show consistent increases.

The Company is also affected by the level of activity in the original equipment markets for new locomotives and freight cars. Currently, the active locomotive fleet in the North American market numbers approximately 33,000 units, including heavy-haul freight locomotives, commuter locomotives and lower-horsepower, short-haul and terminal locomotives. The average number of new locomotives delivered in each of the past 10 years was about 1,000 annually. The introduction of new technologies has enabled the railroads to purchase more efficient and powerful locomotives to increase productivity. Many of the Company's products help to provide this greater productivity. In 2002, deliveries of new, heavy-haul locomotives were 940, down from 1,085 in 2001; in 2003, the Company expects the industry to deliver about 700 new locomotives.

Currently, the active freight car fleet in North America numbers approximately 1.3 million. The average number of new freight cars delivered in each of the past 10 years was about 50,000 annually. In both 1998 and 1999, however, the industry delivered about 75,000 cars, as railroads and leasing companies increased purchases to help alleviate traffic congestion in the U.S. rail system following several railroad mergers and to meet increased demand. As the U.S. economy began to slow down and the congestion abated, railroads and leasing companies reduced new car purchases. As a result, in 2002, new freight car deliveries were substantially below the 10-year average for the second consecutive year (17,736, compared to 34,247 in 2001). The Company expects the industry to deliver about 22,000 new freight cars in 2003, again well below average and below what the Company believes is normal replacement demand of about 40,000 units. The Company believes that the delivery rate for the next several years may increase, as railroads and leasing companies recognize the benefit of new technology and specialty cars designed to increase efficiency and productivity.

The Company believes that its products and services offer railroads the ability to reduce costs and increase productivity to meet their efficiency goals. However, the Company operates in a highly competitive environment, and there can be no assurance that increased rail traffic, higher fleet utilization, or other economically favorable industry conditions will benefit the Company.

Demand for passenger transit original equipment and aftermarket products is driven by the replacement, building and/or expansion programs of transit authorities. These programs are funded in part by U.S. federal and state government programs, the most important of which has been TEA-21, which is expected to provide up to $42 billion nationally, subject to appropriations, for transit-related infrastructure through 2003. During 2003, the U.S. federal government is expected to pass new legislation outlining transportation infrastructure funding for the next several years. The level of funding will have an impact on the capital spending plans of transit authorities. In recent years, TEA-21 funding has resulted in strong demand for new passenger transit vehicles, particularly in New York City, which owns about 40 percent of the transit vehicles in North America. The average delivery rate for new transit vehicles in the past 10 years was about 500 units annually. In 2002, the industry delivered 1,230 new rail transit vehicles, compared to 1,072 in 2001. In 2003, the Company expects deliveries to be about 700 units, reflecting the completion of a major order by the Metropolitan Transportation Authority of New York City. In late 2002, New York City placed another major order for new subway cars, with deliveries commencing in 2005. As a result, the Company expects the transit vehicle delivery rate to be in the range of 500-800 units for the next several years. While aftermarket spending is expected to be lower in 2003, as budget cutbacks and a decrease in ridership levels have a negative short-term impact, it could increase in future years due to normal wear.

Business Segments and Products

Approximately 46% of net sales in 2002 were directly to Original Equipment Manufacturers (OEMs) of locomotives, railway freight cars and passenger transit vehicles. We believe that our substantial installed base of products to the OEMs is a significant competitive advantage for providing products and services to the aftermarket because end-users often look to purchase safety and performance-related replacement parts from the original supplier. As such, the majority of the Company's sales were derived from the sale of aftermarket replacement parts, repair services and overhaul work purchased by operators of rail vehicles such as railroads, transit authorities, utilities and leasing companies (collectively, "end users" or the "aftermarket").

We provide products and services through two principal business segments, the Freight Group and the Transit Group.

Freight Group — Includes components and services for new and existing freight cars and locomotives. Revenues are derived from OEM and aftermarket sales, including repairs and services. Freight Group revenues, as a percentage of total net sales, were 64%, 63%, and 66% in 2002, 2001 and 2000, respectively.

Specific product lines within the Freight Group are:

- *Freight Car Products and Services* — We manufacture, sell and service air brake equipment, draft gears, hand brakes, slack adjusters, and composite brake shoes, blocks and pads for the OEM freight car market and for the aftermarket in the form of parts and repair services. Net sales per typical freight car can vary considerably based upon the type and purpose of the freight platform, with articulated or intermodal cars generally having the highest Wabtec product content. The Company's traditional freight products include the ABDX Freight Brake Valve, the Mark Series draft gears, hand brakes and slack adjusters, and SAC-1™Articulated Coupler.

- *Locomotive Products and Services* — We manufacture, sell and service air brake equipment, gearing, compressors, air dryers, slack adjusters, brake cylinders, and monitoring and control equipment for the locomotive OEM and aftermarket.

We also manufacture switcher and commuter locomotives and provide maintenance support for these locomotives. The Locomotive product line also includes manufacturing and distribution of replacement, new and remanufactured components and parts for regional railroads. As a supplier of proprietary components for locomotives manufactured by the Electro-Motive Division of General Motors Corporation ("EMD") and the GE Transportation Systems unit of General Electric Company, Wabtec also provides these components in the aftermarket directly to railroad customers.

Demand for aftermarket components is influenced by rail traffic activity and the maintenance requirements of the railroads.

- *Heat Exchangers* — We manufacture, sell and service heat exchangers and cooling equipment for the locomotive OEM and aftermarket and the industrial (non-rail) OEM and aftermarket.

- *Electronics* — We manufacture, sell and service high-quality electronics for the railroads in the form of on-board systems and braking for locomotives and freight cars. We are an industry leader in insulating or "hardening" electronic components to protect them from severe conditions, including extreme temperatures and high/shock vibration environments. Our new product development effort has focused on electronic technology for brakes and controls, and over the past several years, we introduced a number of significant new products including the EPIC® Electronic Brake, Electronically Controlled Pneumatic (ECP) freight brake, Positive Train Control equipment that encompasses onboard digital data and global positioning communication protocols, PowerLink™, Train Trax™, Trainlink™, Train Sentry III®, Fuellink™ and Armadillo™.

Transit Group — Includes products and services for passenger transit vehicles (typically subway cars and buses). Revenues are derived primarily from OEM and aftermarket component parts sales. Revenues from the Transit Group, as a percentage of total net sales, were 36%, 37% and 34% in 2002, 2001 and 2000, respectively.

We manufacture, sell and service electronic brake equipment, pneumatic control equipment, air compressors, tread brakes and disc brakes, couplers, collection equipment, monitoring systems, wheels, climate control and door equipment and other components for passenger transit vehicles.

Substantially all of our principal passenger transit products are engineered to customer specifications. Consequently, there is less standardization among these products than with the Freight Group products. The Transit Group also focuses on new product development and has introduced a number of new products during the past several years, including Decelostat™, SW 800™, Twin Cushion™, Waughmat™, and Class™.

For additional information on our business segments, see Note 21 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

Strategy

The Company's goal is to assist their primary customers, the railroads, gain market share by providing products designed to increase productivity, safety and reliability. In addition, the Company is committed to building shareholder value by executing the following four-point plan:

Focus on increasing sales to manufacturers of original equipment — The Company currently serves as a Tier I supplier to OEMs in certain markets, but it desires to increase business with these customers. To achieve this goal, the Company plans to focus on integrating its electrical, pneumatic and mechanical technologies across business units and combining them as a complete package. Increasingly, customers will be able to purchase complete assemblies from

Wabtec, rather than purchasing individual components from multiple suppliers. This can improve reliability and reduce product integration issues. The Company expects this capability to strengthen its position against competitors that do not have the breadth and depth of Wabtec's product line.

Expand Globally — We believe that international markets represent a significant opportunity for future growth. Our net sales outside of the United States comprised approximately 24%, 26% and 24% of total sales in 2002, 2001, and 2000, respectively (see Note 21 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report). We intend to increase our existing international sales through acquisitions, direct sales of products through our subsidiaries and licensees, and joint ventures with railway suppliers having a strong presence in their local markets. We are specifically targeting markets that operate significant fleets of U.S.-style locomotives and freight cars.

Accelerate New Product Development — We will continue to emphasize research and development to create new and improved products to increase our market share and profitability. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth. In addition, we seek to provide customers with incremental technological advances that offer immediate benefits for relatively low investments.

Implement Lean Principles to Improve Efficiency and Quality — We intend to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through the Wabtec Quality and Performance System ("QPS"), we are dedicated to "lean manufacturing" principles and continuous improvement across all phases of our business. Our QPS includes employee-directed initiatives through Kaizen, a Japanese-developed team concept used to continuously improve quality, lead time and productivity, and to reduce costs. These efforts enable us to streamline processes, improve product quality and customer satisfaction, reduce product cycle times and respond more rapidly to market developments.

Backlog

The Company maintains a backlog of customer orders, although a majority of its revenues are derived from aftermarket sales, which typically carry lead times of less than 30 days. As such, the backlog is a more important indicator of original equipment sales than aftermarket activity.

The Company's contracts are subject to standard industry cancellation provisions, including cancellations on short notice or upon completion of designated stages. Substantial scope-of-work adjustments are common. For these and other reasons, completion of the Company's backlog may be delayed or cancelled and backlog should not be relied upon as an indicator of the Company's future performance. The railroad industry, in general, has historically been subject to fluctuations due to overall economic conditions and the level of alternative modes of transportation.

The backlog of customer orders as of December 31, 2002, and December 31, 2001, and the expected year of completion is as follows.

In thousands	Total Backlog 12/31/02	2003	Other Years	Total Backlog 12/31/01	2002	Other Years
Freight Group	$237,654	$151,583	$ 86,071	$284,754	$143,721	$141,033
Transit Group	180,942	127,002	53,940	228,278	152,808	75,470
Total	$418,596	$278,585	$140,011	$513,032	$296,529	$216,503

Engineering and Development

Consistent with its strategy of using technology to develop new products, the Company is actively engaged in a variety of engineering and development activities. For the fiscal years ended December 31, 2002, 2001, and 2000, the Company incurred costs of approximately $33.6 million, $33.2 million and $32.3 million, respectively, on product development and improvement activities (exclusive of manufacturing support). Such expenditures represented approximately 4.8%, 4.2% and 4% of net sales for the same periods, respectively. The increase in the percentage of sales spent on engineering and development illustrates the Company's commitment to new product development. From time to time, the Company conducts specific research projects in conjunction with universities, customers and other railroad product suppliers.

The Company's engineering and development program is largely focused upon train control and new braking technologies, with an emphasis on the application of electronics to traditional pneumatic equipment. Electronic actuation of braking has long been a part of the Company's transit product line but interchangeability, connectivity and durability have presented problems to the industry in establishing electronics in freight railway applications. Efforts are proceeding in the enhancement of the major components for existing hard-wired braking equipment and development of new electronic technologies.

The Company uses an electronic Product Development System (e-PDS) to develop and monitor all new product programs. The system requires the product development team to follow a consistent methodology throughout the development process, from concept to launch, to ensure the product will meet customer expectations and internal profitability targets.

Intellectual Property

The Company has numerous U.S. patents, patent applications pending and trademarks as well as foreign patents and trademarks throughout the world. The Company also relies on a combination of trade secrets and other intellectual property laws, nondisclosure agreements and other protective measures to establish and protect its proprietary rights in its intellectual property.

Certain trademarks, among them the name WABCO®, were acquired or licensed by the Company from American Standard Inc. in 1990 at the time of the Company's acquisition of the North American operations of the Railway Products Group of American Standard (the "1990 Acquisition").

The Company is a party, as licensor and licensee, to a variety of license agreements. The Company does not believe that any single license agreement is of material importance to its business as a whole.

The Company and SAB WABCO Holdings B.V. ("SAB WABCO") entered into a license agreement (the "SAB License") on December 31, 1993, pursuant to which SAB WABCO granted the Company a license to the intellectual property and know-how related to the manufacturing and marketing of certain disc brakes, tread brakes and low noise and resilient wheel products. SAB WABCO is a former affiliate of the Company, both having been owned by the same parent in the early 1990s. In 2002, SAB WABCO was purchased by Vestar Capital Partners, which also owns stock in Wabtec. The SAB license expires December 31, 2003, but may be renewed for additional one-year terms. The Company believes that the patents which are covered by this license will expire prior to or concurrently with the license expiration.

The Company has issued licenses to the two sole suppliers of railway air brakes and related products in Japan, NABCO and Mitsubishi Electric Company. The Company believes that each of these licensees has a Japanese market share of approximately 50%. Both licenses were renewed for additional five-year terms in 2000. NABCO has been a licensee for over 78 years. The licensees pay an annual license fee to the Company and also assist the Company by acting as liaisons with key Japanese passenger transit vehicle builders for projects in North America. The Company believes that its relationships with these licensees have been beneficial to the Company's core transit business and customer relationships in North America.

Customers

A few customers within each business segment represent a significant portion of the Company's net sales. One customer in the Transit Group represented 11% of consolidated sales in 2002 and 2001. The loss of a few key customers within the Company's Freight and Transit Groups could have an adverse effect on the Company's financial condition, results of operations and liquidity.

Competition

The Company operates in a competitive marketplace. Price competition is strong and the existence of cost-conscious purchasers of a limited number has historically limited Wabtec's ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. The Company's principal competitors vary to some extent across its principal product lines, but most competitors are smaller, privately held companies. Within North America, New York Air Brake

Company, a subsidiary of the German air brake producer Knorr-Bremse AG (collectively, "NYAB/Knorr"), is the Company's principal overall OEM competitor. The Company's competition for locomotive, freight and passenger transit service and repair business is primarily from the railroads' and passenger transit authorities' in-house operations, the in-house operations of EMD and GETS, and NYAB/Knorr.

Employees

At December 31, 2002, the Company had 4,409 full time employees, approximately 36% of whom are unionized. A majority of the employees subject to collective bargaining agreements are within North America and these agreements are generally effective through 2003, 2004 and 2005.

The Company considers its relations with its employees and union representation to be good, but cannot assure that future contract negotiations will be favorable to the Company.

Regulation

In the course of its operations, the Company is subject to various regulations of agencies and other entities. In the United States, these include principally the Federal Railroad Administration ("FRA") and the Association of American Railroads ("AAR").

The FRA administers and enforces federal laws and regulations relating to railroad safety. These regulations govern equipment and safety standards for freight cars and other rail equipment used in interstate commerce.

The AAR promulgates a wide variety of rules and regulations governing safety and design of equipment, relationships among railroads with respect to railcars in interchange and other matters. The AAR also certifies railcar builders and component manufacturers that provide equipment for use on railroads in the United States. New products generally must undergo AAR testing and approval processes.

As a result of these regulations and regulations in other countries in which the Company derives its revenues, we must maintain certain certifications as a component manufacturer and for products we sell.

Effects of Seasonality

The Company's business is not typically seasonal, although the third quarter results may be impacted by vacation and plant shutdowns at several of its major customers during this period.

Environmental Matters

Information with respect to environmental matters is included in Note 20 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

We believe that all statements other than statements of historical fact included in this report, including certain statements here under "Business" may constitute forward looking statements. For a complete discussion of the risks associated with these forward-looking statements, see pg. 19 of this report.

Available Information

The Company maintains an Internet site at http:/www.wabtec.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as the annual report to stockholders and other information, are available free of charge on this site. The Company's Internet site and the information contained therein or connected thereto are not incorporated by reference into this Form 10-K.

Item 2. PROPERTIES

The following table provides certain summary information with respect to the principal facilities owned or leased by the Company. The Company believes that its facilities and equipment are generally in good condition and that, together with scheduled capital improvements, they are adequate for its present and immediately projected needs. The Company's corporate headquarters are located at the Wilmerding, PA site.

Location	Primary Use	Primary Segment	Own/Lease	Approximate Square Feet
Domestic				
Wilmerding, PA	Manufacturing/Service	Freight Group	Own	600,000[(1)]
Boise, ID	Manufacturing	Freight Group	Own	294,700
Lexington, TN	Manufacturing	Freight Group	Own	170,000
Jackson, TN	Manufacturing	Freight Group	Own	150,000
Chicago, IL	Manufacturing	Freight Group	Own	111,500
Laurinburg, NC	Manufacturing	Freight Group	Own	105,000
Greensburg, PA	Manufacturing	Freight Group	Own	97,800
Germantown, MD	Manufacturing/Service	Freight Group	Own	80,000
Willits, CA	Manufacturing	Freight Group	Own	70,000
St. Louis, MO	Manufacturing	Freight Group	Own	62,000
Kansas City, MO	Service Center	Freight Group	Lease	55,900
Cedar Rapids, IA	Manufacturing	Freight Group	Lease	37,000
Racine, WI	Engineering/Office	Freight Group	Lease	32,500
Carson City, NV	Service Center	Freight Group	Lease	22,000
Chicago, IL	Service Center	Freight Group	Lease	19,200
Columbia, SC	Service Center	Freight Group	Lease	12,300
Niles, IL	Manufacturing	Transit Group	Own	355,300
Spartanburg, SC	Manufacturing/Service	Transit Group	Lease	183,600
Buffalo Grove, IL	Manufacturing	Transit Group	Lease	115,570
Plattsburgh, NY	Manufacturing	Transit Group	Lease	64,000
Elmsford, NY	Service Center	Transit Group	Lease	28,000
Baltimore, MD	Service Center	Transit Group	Lease	7,200
Richmond, CA	Service Center	Transit Group	Lease	5,400
Sun Valley, CA	Service Center	Transit Group	Lease	4,000
Atlanta, GA	Service Center	Transit Group	Lease	1,200

Location	Primary Use	Primary Segment	Own/Lease	Approximate Square Feet
International				
Doncaster, UK	Manufacturing/Service	Freight Group	Own	330,000
Stoney Creek, Ontario	Manufacturing/Service	Freight Group	Own	189,200
Wallaceburg, Ontario	Foundry	Freight Group	Own	127,600
Wetherill Park, Australia	Manufacturing	Freight Group	Lease	73,100
San Luis Potosi, Mexico	Manufacturing	Freight Group	Own	48,600
Calgary, Alberta	Manufacturing	Freight Group	Own	38,000
Kolkatta, India	Manufacturing	Freight Group	Lease	32,000
Schweighouse, France	Manufacturing	Freight Group	Lease	30,000
Tottenham, Australia	Manufacturing	Freight Group	Lease	26,900
San Luis Potosi, Mexico	Foundry	Freight Group	Own	24,500
Sydney, Australia	Sales Office	Freight Group	Lease	11,250
St-Laurent, Quebec	Manufacturing	Transit Group	Own	106,000
Jiangsu, China	Manufacturing	Transit Group	Own	80,000
Sassuolo, Italy	Manufacturing	Transit Group	Lease	30,000
Pointe-aux-Trembles, Quebec	Manufacturing	Transit Group	Lease	20,000
Burton on Trent, UK	Manufacturing	Transit Group	Lease	18,000
Etobicoke, Ontario	Service Center	Transit Group	Lease	3,800

(1) Approximately 250,000 square feet are currently used in connection with the Company's corporate and manufacturing operations. The remainder is leased to third parties.

Leases on the above facilities are long-term and generally include options to renew.

Item 3. LEGAL PROCEEDINGS

Information with respect to legal proceedings is included in Note 20 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth certain information with respect to executive officers of the Company.

Name	Age	Office with the Company
William E. Kassling	59	Director and Chairman of the Board
Gregory T. H. Davies	56	Director, President and Chief Executive Officer
Robert J. Brooks	58	Director, Executive Vice President and Chief Financial Officer, Secretary
John M. Meister	55	Executive Vice President, Transit
Alvaro Garcia-Tunon	50	Senior Vice President, Finance
Anthony J. Carpani	50	Vice President, Group Executive, Friction
Paul E. Golden	33	President, Freight Car Group
Timothy J. Logan	50	Vice President, International
George A. Socher	54	Vice President, Internal Audit and Taxation
Scott E. Wahlstrom	39	Vice President, Human Resources
Timothy R. Wesley	41	Vice President, Investor Relations and Corporate Communications

William E. Kassling has been a director and Chairman of the Company since 1990, and served as Chief Executive Officer until February 2001. Mr. Kassling was also President of WABCO from 1990 through February 1998. From 1984 until 1990 he headed the Railway Products Group of American Standard Inc. Between 1980 and 1984 he headed American Standard's Building Specialties Group and between 1978 and 1980 he headed Business Planning for American Standard. Mr. Kassling is a director of Aearo Corporation, Scientific Atlanta, Inc. and Parker Hannifan.

Gregory T. H. Davies joined the Company in March 1998 as President and Chief Operating Officer, in February 1999 became a director and in February 2001 became Chief Executive Officer. Prior to March 1998, Mr. Davies had been with Danaher Corporation since 1988, where he was Vice President and Group Executive responsible for its Jacobs Vehicle Systems, Delta Consolidated Industries and A.L. Hyde Corporation operating units. Prior to that, he held executive positions at Cummins Engine Company and Ford Motor Company.

Robert J. Brooks has been a director, Executive Vice President and Chief Financial Officer, Secretary of the Company since 1990. From 1986 until 1990 he served as worldwide Vice President, Finance for the Railway Products Group of American Standard. Mr. Brooks is a director of Crucible Materials Corp.

John M. Meister has been Vice President and General Manager of the Company's Passenger Transit Unit since 1990. In 1997, he was appointed to the newly created position of Executive Vice President, Transit Group. From 1985 until 1990 he was General Manager of the Passenger Transit business unit for the Railway Products Group of American Standard.

Alvaro Garcia-Tunon has been Senior Vice President, Finance of the Company since November 1999. Mr. Garcia-Tunon was Vice President and Treasurer of the Company from August 1995 until November 1999. From 1990 until August 1995, Mr. Garcia-Tunon was Vice President of Business Development of Pulse Electronics, Inc.

Anthony J. Carpani has been Vice President, Group Executive, Friction since June 2000. Previously, Mr. Carpani was Managing Director of Wabtec's Australian based subsidiary, Futuris Brakes, International (now known as F.I.P. Ltd.) from 1992 until June 2000.

Paul E. Golden has been President of the Company's Freight Car Group since February of 2001. Prior to that, he was President of the Company's Cardwell Westinghouse business unit from November 1999 until February of 2001. Previously, Mr. Golden served as Vice President and General Manager of the Cardwell Westinghouse business unit and as Director of WABCO Performance Systems from June 1998 until November 1999. Prior to 1998, Mr. Golden held management and operations positions with Danaher Corporation and Federal Mogul Corporation.

Timothy J. Logan has been Vice President, International since August 1996. From 1987 until August 1996, Mr. Logan was Vice President, International Operations for Ajax Magnethermic Corporation and from 1983 until 1987 he was President of Ajax Magnethermic Canada, Ltd.

George A. Socher has been Vice President, Internal Audit and Taxation of the Company since November 1999. Previously, from July 1995 until November 1999, Mr. Socher was Vice President and Corporate Controller of the Company.

Scott E. Wahlstrom has been Vice President, Human Resources since November 1999. Previously, Mr. Wahlstrom was Vice President, Human Resources & Administration of MotivePower Industries from August 1996 until November 1999. From September of 1994 until August of 1996, Mr. Wahlstrom served as Director of Human Resources for MotivePower Industries.

Timothy R. Wesley has been Vice President, Investor Relations and Corporate Communications since November 1999. Previously, Mr. Wesley was Vice President, Investor and Public Relations of MotivePower Industries, Inc. from August 1996 until November 1999. From February 1995 until August 1996, he served as Director, Investor and Public Relations of MotivePower Industries, Inc. From 1993 until February 1995, Mr. Wesley served as Director, Investor and Public Relations of Michael Baker Corporation.

The executive officers are affirmed annually by the Board of Directors of the Company.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Common Stock of the Company is listed on the New York Stock Exchange. As of March 27, 2003, there were 43,460,313 shares of Common Stock outstanding held by 1,053 holders of record. The high and low sales price of the shares and dividends declared per share were as follows:

Quarter	High	Low	Dividend
2002			
Fourth	$14.73	$12.85	$.01
Third	$14.15	$11.80	$.01
Second	$15.99	$12.50	$.01
First	$15.48	$11.85	$.01
2001			
Fourth	$13.25	$10.80	$.01
Third	$15.24	$10.90	$.01
Second	$15.00	$12.00	$.01
First	$14.50	$10.75	$.01

The Company's credit agreement restricts the ability to make dividend payments, with certain exceptions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and see Note 9 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

At the close of business on March 27, 2003, the Company's Common Stock traded at $11.50 per share.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial information of the Company and has been derived from audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Form 10-K.

	Year Ended December 31				
In thousands, except per share amounts	2002	2001	2000	1999	1998
Income Statement Data					
Net sales	$696,195	$783,698	$811,178	$844,079	$790,672
Gross profit (1)	179,471	209,926	235,662	274,910	249,166
Operating expenses (2)	(131,937)	(152,145)	(139,669)	(144,255)	(131,846)
Merger and restructuring charge	—	(3,723)	(18,202)	(42,903)	—
Income from operations	$ 47,534	$ 54,058	$ 77,791	$ 87,752	$117,320
Interest expense	$ (16,221)	$ (33,501)	$ (43,649)	$ (41,990)	$ (30,883)
Other income (expense) (3)	(5,558)	(2,130)	3,776	428	11,223
Income from continuing operations before extraordinary item and cumulative effect of accounting change	17,513	13,962	19,200	24,503	63,752
Income from discontinued operations (net of tax)	403	6,360	6,193	13,439	15,444
Gain (loss) on sale of discontinued operations (net of tax)	(529)	41,458	—	—	—
Income before extraordinary item and cumulative effect of accounting change	17,387	61,780	25,393	37,942	79,196
Net income (loss) (4)	$ (45,479)	$ 61,780	$ 25,393	$ 36,623	$ 73,851
Diluted Earnings per Common Share					
Income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 0.40	$ 0.32	$ 0.45	$ 0.55	$ 1.44
Net income (loss) (4)	$ (1.04)	$ 1.43	$ 0.59	$ 0.83	$ 1.67
Cash dividends declared per share	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04

	As of December 31				
	2002	2001	2000	1999	1998
Balance Sheet Data					
Total assets	$588,865	$729,952	$984,047	$996,676	$967,382
Total debt	195,151	241,870	540,197	568,587	573,615
Shareholders' equity	199,262	245,271	196,371	181,878	144,076

(1) In 2000, includes charges for merger and restructuring plan of $2 million and legal settlement of $2 million. In 1999, includes charges for merger and restructuring plan of $5.2 million.

(2) In 2001, includes charges for asset writedowns of $9.3 million consisting primarily of an asset impairment related to the locomotive lease fleet of $5.2 million, a writeoff of $1.8 million of an investment in Argentina and a $1.5 million writedown of a facility to its estimated realizable value, and severance costs of $1.7 million. Goodwill and other indefinite live intangibles amortization was $0, $7 million, $6.9 million, $6.5 million and $4.2 million in 2002, 2001, 2000, 1999 and 1998, respectively.

(3) In 2001, includes gain on asset sales of $685,000. In 2000, includes gain on asset sale of $4.4 million. In 1998, includes gain on asset sale of $8.4 million.

(4) Includes the items noted above, as well as the following: In 2002, a $61.7 million, net of tax, cumulative effect of accounting change for goodwill and a charge of $1.2 million, net of tax, for an extraordinary item related to an early extinguishment of debt. In 2001, a $2 million tax benefit for research and development tax credits. In 2000, a write-off of $5.1 million for a deferred tax asset relating to the termination of the Employee Stock Ownership Plan (ESOP). In 1999, a charge of $1.3 million, net of tax, for an extraordinary item related to an early extinguishment of debt. Excluding all of these items, earnings per diluted share from continuing operations were $0.40 in 2002, $0.49 in 2001 and $0.82 in 2000.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

In November 2001, Wabtec sold certain assets to GE Transportation Systems for $238 million in cash. The assets sold primarily included locomotive aftermarket products and services for which Wabtec was not the original equipment manufacturer. The results for these businesses, along with several other small non-core businesses that the Company has decided to exit, are classified as discontinued operations throughout this report.

Net sales of ongoing operations decreased by 11.2% from $783.7 million in 2001 to $696.2 million in 2002. The major causes for the change were decreases in component sales due to the continuation of the weak freight market, a downturn in the locomotive overhaul market and the completion of a major transit contract in the third quarter of 2002.

Without non-recurring and non-operating items noted below, earnings from continuing operations were $17.5 million, or $0.40 per diluted share, for 2002 and $21.1 million, or $0.49 per diluted share, for 2001. The results for 2002 include a $61.7 million, net of tax, write off of goodwill in accordance with SFAS No. 142, a $1.2 million, net of tax, loss on early extinguishment of debt and $126,000 of loss from discontinued operations. The 2001 results include $47.8 million of income from discontinued operations (including a $41.5 million gain, net of tax, on the sale of assets to GE Transportation Systems noted above and writedown of certain businesses classified as discontinued operations), a $9.3 million charge for asset writedowns, a $3.7 million restructuring-related charge, a $685,000 gain on the disposition of excess facilities, a $2 million research and development tax credit and a $1.7 million charge for severance costs related to a 10 percent salary workforce reduction.

MERGER AND RESTRUCTURING PLAN

In 2001, the Company completed a merger and restructuring plan with charges totaling $71 million pre-tax, with approximately $2 million of the charge expensed in 2001, $20 million in 2000 and $49 million in 1999. The plan involved the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions, and the evaluation of certain assets as to their perceived ongoing benefit to the Company.

As of December 31, 2002, $647,000 of the merger and restructuring charge still remained as accrued on the balance sheet as part of other accrued liabilities. The accrual on the balance sheet is discussed in greater detail in Note 24 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

The Company began and completed a new restructuring plan for the Transit rail business in 2001. The restructuring plan involved operational realignment and related workforce reductions. The charges in 2001 for the restructuring plan move totaled $2 million pre-tax. 2002 operations still included much of the cost of integration in normal operations

The $2 million charge in 2001 included costs associated with relocating several production operations from Chicago to Montreal, including severance costs for approximately 103 employees.

RESULTS OF OPERATIONS

The following table sets forth Wabtec's Consolidated Statements of Operations for the years indicated. 2002 operations included no adjustments. To enhance comparability with results of prior periods, the 2001 adjusted column represents the reported income statement excluding restructuring-related charges, asset writedowns, severance costs related to a 10 percent salary workforce reduction, research and development tax credits and the gain on the sale of excess facilities. The 2000 adjusted column represents the reported income statement excluding restructuring-related charges, a legal settlement charge, the write-off of a deferred tax asset and gain on the sale of a product line.

	Year Ended December 31,				
In millions	Reported 2002	Adjusted 2001	Reported 2001	Adjusted 2000	Reported 2000
Net sales	$ 696.2	$ 783.7	$ 783.7	$ 811.2	$ 811.2
Cost of sales	(516.7)	(573.8)	(573.8)	(571.5)	(575.5)
Gross profit	179.5	209.9	209.9	239.7	235.7
Selling, general and administrative expenses	(93.0)	(95.0)	(96.7)	(94.8)	(94.8)
Merger and restructuring charges	—	—	(3.7)	—	(18.2)
Engineering expenses	(33.6)	(33.2)	(33.2)	(32.3)	(32.3)
Asset writedowns	—	—	(9.3)	—	—
Amortization expense	(5.3)	(13.0)	(13.0)	(12.6)	(12.6)
Total operating expenses	(131.9)	(141.2)	(155.9)	(139.7)	(157.9)
Income from operations	47.6	68.7	54.0	100.0	77.8
Interest expense	(16.2)	(33.5)	(33.5)	(43.7)	(43.7)
Other (expense) income, net	(5.6)	(2.8)	(2.1)	(0.7)	3.8
Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	25.8	32.4	18.4	55.6	37.9
Income tax expense	(8.3)	(11.3)	(4.4)	(20.0)	(18.7)
Income from continuing operations before extraordinary item and cumulative effect of accounting change	17.5	21.1	14.0	35.6	19.2
Discontinued operations					
Income from discontinued operations (net of tax)	0.4	6.4	6.4	6.2	6.2
Gain (loss) on sale of discontinued operations (net of tax)	(0.5)	41.4	41.4	—	—
Income before extraordinary item and cumulative effect of accounting change	17.4	68.9	61.8	41.8	25.4
Extraordinary loss on extinguishment of debt, net of tax	(1.2)	—	—	—	—
Income before cumulative effect of accounting change	16.2	68.9	61.8	41.8	25.4
Cumulative effect of accounting change for goodwill, net of tax	(61.7)	—	—	—	—
Net income (loss)	$ (45.5)	$ 68.9	$ 61.8	$ 41.8	$ 25.4

2002 COMPARED TO 2001

The following table sets forth the Company's net sales by business segment:

In thousands	For the Year Ended December 31, 2002	2001
Freight Group	$443,443	$490,261
Transit Group	252,752	293,437
Net sales	$696,195	$783,698

Net sales for 2002 decreased $87.5 million or 11.2% to $696.2 million as compared to the prior period. Both the Freight Group and Transit Group had lower sales. The Freight Group's decreased sales reflected lower sales of components for new freight cars and locomotives. In 2002, industry deliveries of new freight cars decreased to 17,736 units as compared to 34,247 in the same period in 2001. In 2002, industry deliveries of new locomotives decreased to 940 as compared to 1,085 in the same period in 2001. The Transit Group's decreased sales were primarily due to the completion of a supply contract for New York City subway cars in the third quarter of 2002.

Gross profit decreased to $179.5 million (or 25.8% of sales) in 2002 compared to $209.9 million (or 26.8% of sales) in the same period of 2001. Gross profit is dependent on a number of factors including pricing, sales volume and product mix. The decrease in gross profit and margin is largely attributed to the effect of a decrease in sales volumes (approximately $35 million in gross profit). The resulting favorable balance is principally a result of cost reductions.

Operating expenses improved by $2.3 million in 2002 as compared to 2001 after excluding goodwill amortization (due to the required adoption of Financial Accounting Standard 142) of $7 million, $9.3 million for asset writedowns, $3.7 million for merger and restructuring charges and $1.7 million for severance costs in 2001. The decrease in operating expenses was due to a decrease in selling, general and administrative expenses.

Income from operations totaled $47.5 million in 2002 compared with $54.1 million in 2001. Operating income would have been $75.8 million in 2001 excluding the above adjustments shown in the prior paragraph. Lower operating income resulted from decreased sales volumes in 2002 (see Note 21 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report).

Interest expense decreased 51.6% in 2002 as compared to 2001, primarily due to a decrease in debt and interest rates. Debt, net of cash and equivalents, was $175.9 million at December 31, 2002 versus $187.9 million at the end of 2001.

The Company recorded foreign exchange losses of $1.2 million and $1.7 million, respectively, in 2002 and 2001 due to the continued strength of the dollar. Also in 2002, the Company wrote down a facility held for sale, resulting in a $2 million charge. These items were reported as other income (expense).

The effective income tax rate for 2002 was 32% as compared to 24.2% in 2001. The Company expects the ongoing rate to be approximately 35-36%. The 2002 rate includes the effect of research and development and foreign tax credits ($772,000). The 2001 rate includes the effect of substantial research and development tax credits ($2 million). Excluding these tax credits, the rate would have been 35% in both 2002 and 2001.

2001 COMPARED TO 2000

The following table sets forth the Company's net sales by business segment:

In thousands	For the Year Ended December 31, 2001	2000
Freight Group	$490,261	$532,889
Transit Group	293,437	278,289
Net sales	$783,698	$811,178

Net sales decreased $27.5 million or 3.4% to $783.7 million in 2001 from $811.2 million in 2000. This overall decrease was primarily attributable to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group. Sales volumes within the Freight Group reflected a softening OEM market for freight cars, with 34,247 freight cars delivered in 2001 compared to 55,821 in 2000. Partially offsetting these decreases were increases in Transit Group sales, due to increased shipments under the New York City MTA contract.

Gross profit decreased to $209.9 million (or 26.8% of sales) in 2001 compared to $235.7 million (or 29.1% of sales) in the same period of 2000. Gross margin is dependent on a number of factors including pricing, sales volume and product mix. The decrease in gross profit and margin is largely attributed to the effect of a decrease in sales volumes (approximately $11 million in gross profit). The balance is principally a result of changes to the sales mix primarily from a drop in the Freight Group of 8% offset by an increase in the Transit Group of 5% and overall pricing pressures in many product lines.

Total operating expenses as a percentage of net sales were 19.9% in 2001 and 19.5% in the same period a year ago. After excluding $9.3 million for asset writedowns, $3.7 million for merger and restructuring charges and $1.7 million for severance costs in 2001 and $18.2 million for 2000 merger and restructuring charges, operating expenses would have been 18% and 17.2% of net sales, respectively. Without the above adjustments, operating expenses would have increased $1.5 million in 2001 as compared to 2000.

Income from operations totaled $54.1 million in 2001 compared with $77.8 million in 2000. After excluding the merger and restructuring-related charges in both periods and the asset writedowns and severance costs in 2001 and a $2 million legal settlement in 2000, operating income would have been $68.7 million and $100 million in 2001 and 2000, respectively. Lower adjusted operating income resulted from decreased sales volumes in the Freight Group and changes in product mix (see Note 21 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report).

Interest expense decreased 23.2% to $33.5 million in 2001 from $43.6 million in 2000. Debt, net of cash and equivalents, was $187.9 million at December 31, 2001 versus $534.1 million at the end of 2000. The decrease in interest expense is primarily due to the lower debt amount as a result of working capital management and the sale proceeds from GETS received in November 2001 (with taxes on the gain deferred to 2002).

In 2001, the Company recorded foreign exchange losses of $1.7 million. In February 2000, the Company disposed of its transit electrification product line for $5.5 million in cash and recognized a gain of $4.4 million. These items were reported as other income (expense).

The effective income tax rate for 2001 was 24.2% as compared to 49.4% in 2000. The 2001 rate includes the effect of substantial research and development tax credits ($2 million). Excluding this tax credit, the rate would have been 35%. The 2000 rate includes the effect of the one-time, non-cash write-off of the deferred tax asset ($5.1 million) relating to the termination of the 1995 established ESOP. Excluding this effect, the rate would be 36%.

Liquidity and Capital Resources

Liquidity is provided primarily by operating cash flow and borrowings under the Company's credit facilities with a consortium of commercial banks ("credit agreement"). The following is a summary of selected cash flow information and other relevant data.

	Year Ended December 31,		
In thousands	**2002**	**2001**	**2000**
Cash provided (used) by:			
Operating activities	$15,658	$119,097	$60,214
Investing activities	(10,817)	227,413	(21,485)
Financing activities:			
Debt paydown . . .	(45,941)	(298,280)	(28,390)
Other	1,887	1,093	(9,619)
Earnings before interest, taxes, depreciation and amortization (EBITDA)	73,047	87,119	110,207

Operating cash flow in 2002 was $15.7 million as compared to $119.1 million in the same period a year ago. Working capital decreased $6 million in 2002, as inventory decreased by $16 million while payables and accruals decreased by $10 million. In 2001, working capital decreased significantly primarily due to a decrease in accounts receivable and inventory. During 2002 and 2001, cash outlays for merger and restructuring activities were approximately $2.5 million and $6.8 million, respectively, and are reported as a reduction to cash provided by operating activities. Also, in 2002, $30 million was paid in taxes related to the gain on the sale of locomotive aftermarket assets to GETS in 2001. The operating cash flow in 2002 excluding the $30 million tax payment from 2001 was approximately $46 million.

Cash used by investing activities was $10.8 million versus cash provided by investing activities of $227.4 million a year ago. Adjusting the 2001 amount by the sale of businesses to GE for $238 million, cash used by investing activities would have been approximately $10.6 million. In 2002, 2001 and 2000, the Company used $1.7 million, $3.7 million and $650,000, respectively, for certain business acquisitions. See Note 5 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report, for further information. Capital expenditures for continuing operations were $14.1 million, $20.7 million and $23.2 million in 2002, 2001 and 2000, respectively. The majority of capital expenditures for these periods relates to upgrades to existing equipment and replacement of existing equipment.

Cash used for financing activities was $44.1 million in 2002 versus $297.2 million in 2001. During 2002, the Company reduced long-term debt by $45.9 million. During 2001, the Company reduced long-term debt by $298.3 million. The Company repaid $175 million of senior notes in the third quarter of 2002 to take advantage of lower interest rates on the Company's revolving credit agreement. Historically, the Company has financed the purchase of significant businesses utilizing cash flow generated from operations and amounts available under its credit facilities.

EBITDA is defined as earnings before deducting interest expense, income taxes and depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, management believes that it is useful to an investor in evaluating Wabtec because it is widely used as a measure to evaluate a company's operating performance and ability to service debt. Financial covenants in our credit facility include ratios based on EBITDA. EBITDA does not purport to represent cash generated by operating activities and should not be considered in isolation or as substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Management's discretionary use of funds depicted by EBITDA may be limited by working capital, debt service and capital expenditure requirements, and by restrictions related to legal requirements, commitments and uncertainties.

The following table sets forth the Company's outstanding indebtedness at December 31, 2002 and 2001. The revolving credit note and other term loan interest rates are variable and dependent on market conditions.

	Year Ended December 31,	
In thousands	**2002**	**2001**
Revolving credit agreement due 2004	$189,700	$ 60,000
9.375% Senior notes	—	175,000
5.5% Industrial revenue bond due 2008	4,909	5,556
Other	542	1,314
Total	195,151	241,870
Less — current portion	833	782
Long-term portion	$194,318	$241,088

Credit Agreement

In November 1999, Wabtec refinanced the then existing unsecured MotivePower credit agreement with a consortium of commercial banks. This unsecured credit agreement currently provides a $275 million five-year revolving credit facility expiring in November 2004 and a 364-day $95 million convertible revolving credit facility maturing in November 2004, with an annual renewal in November 2003. In November 2001, the Company and the banks negotiated a reduction in the 364-day facility from $213 million to $100 million, as a result of the $208 million, net of tax, cash proceeds from the sale of locomotive businesses to GE. In November 2002, the Company negotiated a further reduction in the 364-day facility from $100 million to $95 million. At December 31, 2002, the Company had available bank borrowing capacity, net of letters of credit, of approximately $159 million.

Under the credit agreement, the Company may elect a base rate, an interest rate based on the London Interbank Offered Rates of Interest ("LIBOR"), a cost of funds rate and a bid rate. The base rate is the greater of LaSalle Bank National Association's prime rate or the federal funds effective rate plus 0.5% per annum. The LIBOR rate is based on LIBOR plus a margin that ranges from 87.5 to 200 basis points depending on the Company's consolidated total indebtedness to cash flow ratios. The current margin is 150 basis points. The cost of funds rate is a fluctuating interest rate based on LaSalle Bank National Association's then cost of funds. Under the bid rate option, any participating bank may propose the interest rate at which it will lend funds, which rate may either be a fixed rate or a floating rate based on LIBOR.

The credit agreement limits the Company's ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The credit agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations and sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; capital expenditures; and imposes a minimum interest expense coverage ratio and a maximum debt to cash flow ratio.

The credit agreement contains customary events of default, including payment defaults, failure of representations or warranties to be true in any material respect, covenant defaults, defaults with respect to other indebtedness of the Company, bankruptcy, certain judgments against the Company, ERISA defaults and "change of control" of the Company.

Credit agreement borrowings bear variable interest rates indexed to the indexes described above. The maximum credit agreement borrowings, average credit agreement borrowings and weighted-average contractual interest rate on credit agreement borrowings was $217.7 million, $133.7 million and 3.31%, respectively for 2002. To reduce the impact of interest rate changes on a portion of this variable-rate debt, the Company entered into interest rate swaps which effectively convert a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. On December 31, 2002, the notional value of interest rate swaps outstanding totaled $60 million and effectively changed the Company's interest rate from a variable rate to a fixed rate of 8.7%. The interest rate swap agreements mature in June 2003. The Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions and the Company does not anticipate nonperformance.

9³/₈% Senior Notes

In June 1995, the Company issued $100 million of 9.375% Senior Notes due in 2005 (the "1995 Notes"). In January 1999, the Company issued an additional $75 million of 9.375% Senior Notes due in 2005 (the "1999 Notes"; the 1995 Notes and the 1999 Notes are collectively, the "Notes"). The 1999 Notes were issued at a premium resulting in an effective rate of 8.5%. The terms of the 1995 Notes and the 1999 Notes were substantially the same, and the 1995 Notes and the 1999 Notes were issued pursuant to indentures that were substantially the same. The Notes were redeemed at par (face) on July 8, 2002 through the use of cash on hand and additional borrowings under the credit agreement. This redemption resulted in an extraordinary non-cash loss of $1.2 million, net of tax, relating to a write-off of deferred debt issuance costs. See Note 25 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

Industrial Revenue Bond

In July 1998, a subsidiary of the Company entered into a 10 -year $7.5 million debt obligation that bears an interest rate of 5.5% and is payable in monthly principal and interest installments. The proceeds of the bond provided financing for the purchase of a building used in the Company's operations.

Principal repayments of outstanding loan balances are due at various intervals until maturity. See Note 9 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

The Company believes, based on current levels of operations and forecasted earnings, cash flow and liquidity will be sufficient to fund its working capital and capital equipment needs as well as meeting the debt service requirements. If the Company's sources of funds were to fail to satisfy the Company's cash requirements, the Company may need to refinance its existing debt or obtain additional financing. There is no assurance that such new financing alternatives would be available, and, in any case, such new financing, if available, would be expected to be more costly and burdensome than the debt agreements currently in place. The Company currently expects to refinance and replace its existing bank facility at least twelve months prior to its November 2004 expiration.

Effects of Inflation

General price inflation has not had a material impact on the Company's results of operations. Some of the Company's labor contracts contain negotiated salary and benefit increases and others contain cost of living adjustment clauses, which would cause the Company's cost to automatically increase if inflation were to become significant.

Conversion to the Euro Currency

On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The Company conducts business in member countries. The transition period for the introduction of the Euro is from January 1, 1999 through June 30, 2002. The transition to the Euro has not had a material impact on its operations or financial results.

Forward Looking Statements

We believe that all statements other than statements of historical facts included in this report, including certain statements under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that our assumptions and expectations are correct.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and Industry Conditions

— materially adverse changes in economic or industry conditions generally or in the markets served by us, including North America, South America, Europe, Australia and Asia;

— demand for services in the freight and passenger rail industry;

— consolidations in the rail industry;

— demand for our products and services;

— continued outsourcing by our customers;

— demand for freight cars, locomotives, passenger transit cars and buses;

— industry demand for faster and more efficient braking equipment;

— fluctuations in interest rates;

Operating Factors

— supply disruptions;

— technical difficulties;

— changes in operating conditions and costs;

— successful introduction of new products;

— labor relations;

— completion and integration of additional acquisitions;

— the development and use of new technology ;

Competitive Factors

— the actions of competitors;

Political/Governmental Factors

— political stability in relevant areas of the world;

— future regulation/deregulation of our customers and/or the rail industry;

— governmental funding for some of our customers;

— political developments and laws and regulations, such as forced divestiture of assets, restrictions on production, imports or exports, price controls, tax increases and retroactive tax claims, expropriation of property, cancellation of contract rights, and environmental regulations; and

Transaction or Commercial Factors

— the outcome of negotiations with partners, governments, suppliers, customers or others.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Critical Accounting Policies

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Areas of uncertainty that require judgments, estimates and assumptions include the accounting for derivatives, environmental matters, the testing of goodwill and other intangibles for impairment, proceeds on assets to be sold, pensions and other postretirement benefits, and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the Company's financial statements at any given time. Despite these inherent limitations, management believes that Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the Company. A discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

A summary of the Company's significant accounting policies is included in Note 2 in the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition.

In 2002, Wabtec adopted the new standard of accounting for goodwill and intangible assets with indefinite lives. The cumulative effect adjustment recognized on January 1, 2002, upon adoption of the new standard, was a charge of $61.7 million (after tax). Also in 2002, amortization ceased for goodwill and intangible assets with indefinite lives. Total amortization expense recognized was $5.3 million in 2002, $13 million in 2001 and $12.6 million in 2000. Additionally, goodwill and indefinite-lived intangibles are required to be tested for impairment at least annually. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill). The Company uses a combination of a guideline public company market approach and a discounted cash flow model ("DCF model") to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecasted operating cash flows, including markets and market share, sales volume and pricing, costs to produce and working capital changes. Management considers historical experience and all available information at the time the fair values of its business are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.

Other areas of significant judgments and estimates include the liabilities and expenses for pensions and other postretirement benefits. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets.

The recent declines in equity markets and interest rates have had a negative impact on Wabtec's pension plan liability and fair value of plan assets. As a result, the accumulated benefit obligation exceeded the fair value of plan assets at the end of 2002, which resulted in a $7.1 million, net of tax, charge to other comprehensive loss in the fourth quarter.

As a global company, Wabtec records an estimated liability or benefit for income and other taxes based on what it determines will likely be paid in various tax jurisdictions in which it operates. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount. Management does not believe that such a charge would be material.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In the ordinary course of business, Wabtec is exposed to risks that increases in interest rates may adversely affect funding costs associated with its variable-rate debt. After considering the effects of interest rate swaps, further described below, the Company's variable rate debt represents 66% of total long-term debt at December 31, 2002 and 1% in 2001. Management has entered into pay-fixed, receive-variable interest rate swap contracts that partially mitigate the impact of variable-rate debt interest rate increases. At December 31, 2002, an instantaneous 100 basis point increase in interest rates would reduce the Company's annual earnings by $882,000, assuming no additional intervention strategies by management.

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, and as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. In the application, the Company has concluded that its swap contracts qualify for "special cash flow hedge accounting" which permit recording the fair value of the swap and corresponding adjustment to other comprehensive income on the balance sheet (see Note 22 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report). This fluctuation is not expected to have a material effect on the Company's financial condition, results of operations and liquidity.

Foreign Currency Exchange Risk

The Company occasionally enters into several types of financial instruments for the purpose of managing its exposure to foreign currency exchange rate fluctuations in countries in which the Company has significant operations. As of December 31, 2002, the Company had no such instruments outstanding.

Wabtec is also subject to certain risks associated with changes in foreign currency exchange rates to the extent its operations are conducted in currencies other than the U.S. dollar. For the year ended December 31, 2002, approximately 76% of Wabtec's net sales are in the United States, 7% in Canada, 2% in Mexico, and 15% in other international locations, primarily Europe. (See Note 21 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report). At December 31, 2002, the Company does not believe changes in foreign currency exchange rates represent a material risk to results of operations, financial position, or liquidity.

Wabtec's market risk exposure is not substantially different from its exposure at December 31, 2001.

Recent Accounting Pronouncements

See notes 2 and 8 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are set forth in Item 15, of Part IV hereof.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As reported in a Current Report on Form 8-K dated May 30, 2002, Wabtec dismissed Arthur Andersen LLP as Wabtec's independent public accountants on May 30, 2002 and, after a review of several possible candidates, appointed Ernst & Young LLP to serve as Wabtec's independent public accountants for the fiscal year ended December 31, 2002, in accordance with the recommendation of Wabtec's Board of Directors and its Audit Committee. The Company dismissed Arthur Andersen LLP as its auditor because it believed that the firm could no longer provide the necessary services on a global basis. There were no disagreements with Arthur Andersen reported.

PART III

Items 10 through 13.

In accordance with the provisions of General Instruction G to Form 10-K, the information required by Item 10 (Directors and Executive Officers of the Registrant), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters) and Item 13 (Certain Relationships and Related Transactions) is incorporated herein by reference from the Company's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 21, 2003. The definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2002. Information relating to the executive officers of the Company is set forth in Part I.

Item 14. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls*

Wabtec's principal executive officer and its principal financial officer, based on an evaluation as of a date within 90 days of the filing date of this report, have concluded that Wabtec's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) are adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

(b) Changes in Internal Controls

There were no significant changes in Wabtec's internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date of the evaluation.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The financial statements, financial statement schedules and exhibits listed below are filed as part of this annual report:

			Page
(a)	(1)	**Financial Statements**	
		Report of Independent Auditors (Ernst & Young LLP)	28
		Report of Independent Auditors (Arthur Andersen LLP)	29
		Consolidated Balance Sheets as of December 31, 2002 and 2001	30
		Consolidated Statements of Operations for the three years ended December 31, 2002, 2001 and 2000	31
		Consolidated Statements of Cash Flows for the three years ended December 31, 2002, 2001 and 2000	32
		Consolidated Statements of Shareholders' Equity for the three years ended December 31, 2002, 2001 and 2000	33
		Notes to Consolidated Financial Statements	34
	(2)	**Financial Statement Schedules**	
		Schedule II — Valuation and Qualifying Accounts	58
(b)		**Reports on Form 8-K**	
		The Company filed a Current Report on Form 8-K on the date below pertaining to the following items:	
		None	
(c)		**Exhibits**	**Filing Method**
	2.1	Amended and Restated Agreement and Plan of Merger, as amended (originally 8 included as Annex A to the Joint Proxy Statement/Prospectus)	8
	3.1	Restated Certificate of Incorporation of the Company dated January 30, 1995, as amended March 30, 1995	2
	3.3	Amended and Restated By-Laws of the Company, effective November 19, 1999	8
	10.1	MotivePower Stock Option Agreement (originally included as Annex B to the Joint Proxy Statement/Prospectus)	8
	10.2	Westinghouse Air Brake Stock Option Agreement (originally included as Annex C to the Joint Proxy Statement/Prospectus)	8
	10.3	Voting Agreement dated as of September 26, 1999 among William E. Kassling, Robert J. Brooks, Harvard Private Capital Holdings, Inc. Vestar Equity Partners, L.P. and MotivePower Industries, Inc. (originally included as Annex D to the Joint Proxy Statement/Prospectus)	8
	10.9	Amended and Restated Refinancing Credit Agreement dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York (Schedules and Exhibits omitted)	9
	10.10	Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the RAC Voting Trust ('Voting Trust'), Vestar Equity Partners, L.P. ('Vestar Equity'), Harvard Private Capital Holdings, Inc. ('Harvard'), American Industrial Partners Capital Fund II, L.P. ('AIP') and the Company	5

		Filing Method
10.11	Common Stock Registration Rights Agreement dated as of January 31, 1995 among the Company, Scandinavian Incentive Holding B.V. ('SIH'), Voting Trust, Vestar Equity, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc., the Pulse Shareholders and ESOT (Schedules and Exhibits omitted)	2
10.12	Indemnification Agreement dated January 31, 1995 between the Company and the Voting Trust Trustees	2
10.13	Agreement of Sale and Purchase of the North American Operations of the Railway Products Group, an operating division of American Standard Inc., dated as of 1990 between Rail Acquisition Corp. and American Standard Inc. (only provisions on indemnification are reproduced)	2
10.14	Letter Agreement (undated) between the Company and American Standard Inc. on environmental costs and sharing	2
10.15	Purchase Agreement dated as of June 17, 1992 among the Company, Schuller International, Inc., Manville Corporation and European Overseas Corporation (only provisions on indemnification are reproduced)	2
10.16	Asset Purchase Agreement dated as of January 23, 1995 among the Company, Pulse Acquisition Corporation, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc. and the Pulse Shareholders (Schedules and Exhibits omitted)	2
10.17	License Agreement dated as of December 31, 1993 between SAB WABCO Holdings B.V. and the Company	2
10.18	Letter Agreement dated as of January 19, 1995 between the Company and Vestar Capital Partners, Inc.	2
10.19	Westinghouse Air Brake Company 1995 Stock Incentive Plan, as amended	7
10.20	Westinghouse Air Brake Company 1995 Non-Employee Directors' Fee and Stock Option Plan, as amended	9
10.21	Employment Agreement between William E. Kassling and the Company	2
10.22	Letter Agreement dated as of January 1, 1995 between the Company and Vestar Capital Partners, Inc.	2
10.23	Form of Indemnification Agreement between the Company and Authorized Representatives	2
10.24	Share Purchase Agreement between Futuris Corporation Limited and the Company (Exhibits omitted)	2
10.25	Purchase Agreement dated as of September 19, 1996 by and among Mark IV Industries, Inc., Mark IV PLC, and W&P Holding Corp. (Exhibits and Schedules omitted) (Originally filed as Exhibit No. 2.01)	3
10.26	Purchase Agreement dated as of September 19,1996 by and among Mark IV Industries Limited and Westinghouse Railway Holdings (Canada) Inc. (Exhibits and Schedules omitted) (Originally filed as Exhibit No. 2.02)	3
10.27	Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the Voting Trust, Vestar, Harvard, AIP and the Company	5
10.28	Common Stock Registration Rights Agreement dated as of March 5, 1997 among the Company, Harvard, AIP and the Voting Trust	5
10.29	1998 Employee Stock Purchase Plan	7
10.30	Sale Agreement dated as of August 7, 1998 by and between Rockwell Collins, Inc. and the Company (Schedules and Exhibits omitted) (Originally filed as Exhibit No. 2.01)	6

		Filing Method
10.31	Amendment No. 1 dated as of October 5, 1998 to Sale Agreement dated as of August 7, 1998 by and between Rockwell Collins, Inc. and the Company (Originally filed as Exhibit No. 2.02)	6
10.32	Westinghouse Air Brake Technologies Corporation 2000 Stock Incentive Plan	10
10.33	Amendment No. 1, dated as of November 16, 2000, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	11
10.34	Amendment No. 2, dated as of March 30, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	13
10.35	Amendment No. 3, dated as of July 18, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, The Chase Manhattan Bank as administrative agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	13
10.36	Amendment No. 4, dated as of September 17, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, LaSalle Bank National Association, The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	13

		Filing Method
10.37	Amendment No. 5, dated as of November 14, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	13
10.38	Amendment No. 6, dated as of November 13, 2002, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, JP Morgan Chase Bank as administrative agent, and The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, LaSalle Bank National Association, as an issuing bank, ABN AMRO Bank N.V., as an issuing bank, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999	1
10.39	Asset Purchase Agreement, by and between General Electric Company, through its GE Transportation Systems business and Westinghouse Air Brake Technologies Corporation, dated as of July 24, 2001	12
21	List of subsidiaries of the Company	1
23.1	Consent of Ernst & Young LLP	1
23.2	Information Regarding Consent of Arthur Andersen LLP	1
99.1	Annual Report on Form 11-K for the year ended December 31, 2002 of the Westinghouse Air Brake Technologies Corporation Savings Plan	1
99.2	Annual Report on Form 11-K for the year ended December 31, 2002 of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees	1
99.3	Annual Report on Form 11-K for the year ended December 31, 2002 of the Westinghouse Air Brake Company Savings Plan for Non-Pittsburgh Hourly Employees	1

Filing Method

1	Filed herewith.
2	Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-90866).
3	Filed as an exhibit to the Company's Current Report on Form 8-K, dated October 3, 1996.
4	Filed as an exhibit to the Company's Registration Statement on Form S-8 (No. 333-39159).
5	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1997.
6	Filed as an exhibit to the Company's Current Report on Form 8-K, dated October 5, 1998.
7	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1998.

Filing Method	
8	Filed as part of the Company's Registration Statement on Form S-4 (No. 333-88903).
9	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1999.
10	Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000.
11	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2000.
12	Filed as an exhibit to the Company's Current Report on Form 8-K, dated November 13, 2001.
13	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2001.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Westinghouse Air Brake Technologies Corporation:

We have audited the accompanying consolidated balance sheet of Westinghouse Air Brake Technologies Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended December 31, 2002 listed in the index in Item 15(a)2 of this Registration Statement. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Westinghouse Air Brake Technologies Corporation and subsidiaries as of December 31, 2001, and for the two fiscal years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 18, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westinghouse Air Brake Technologies Corporation and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. Also in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As more fully discussed in Note 8 to the consolidated financial statements, effective January 1, 2002, Westinghouse Air Brake Technologies Corporation adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142).

As discussed above, the consolidated financial statements of Westinghouse Air Brake Technologies Corporation as of December 31, 2001, and for the two fiscal years then ended were audited by other auditors who have ceased operations. As described in Note 8, these financial statements have been revised to include the transitional disclosures required by SFAS No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 8 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill as a result of initially applying Statement No. 142 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 8 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

February 14, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Westinghouse Air Brake Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Westinghouse Air Brake Technologies Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westinghouse Air Brake Technologies Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
February 18, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report Form 10-K. See Exhibit 23.2 for further discussion.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED BALANCE SHEETS

In thousands, except share and par value	December 31, 2002	December 31, 2001
Assets		
Current Assets		
Cash	$ 19,210	$ 53,949
Accounts receivable	108,019	106,527
Inventories	88,470	104,930
Deferred income taxes	23,613	22,960
Other	5,911	7,328
Total current assets	245,223	295,694
Property, plant and equipment	308,495	318,188
Accumulated depreciation	(159,903)	(150,493)
Property, plant and equipment, net	148,592	167,695
Other Assets		
Assets held for sale	10,105	7,180
Prepaid pension costs	110	1,449
Goodwill, net	109,450	198,788
Other intangibles, net	41,524	44,348
Deferred income taxes	26,112	3,860
Other noncurrent assets	7,749	10,938
Total other assets	195,050	266,563
Total Assets	$ 588,865	$ 729,952
Liabilities and Shareholders' Equity		
Current Liabilities		
Current portion of long-term debt	$ 833	$ 782
Accounts payable	62,104	75,150
Accrued income taxes	3,928	43,741
Customer deposits	10,827	10,314
Accrued compensation	19,814	17,465
Accrued warranty	17,407	15,373
Other accrued liabilities	20,350	23,396
Total current liabilities	135,263	186,221
Long-term debt	194,318	241,088
Reserve for postretirement and pension benefits	38,266	27,544
Deferred income taxes	8,771	9,065
Commitments and contingencies	7,568	10,601
Other long-term liabilities	5,417	10,162
Total liabilities	389,603	484,681
Shareholders' Equity		
Preferred stock, 1,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized: 65,447,867 shares issued and 43,440,840 outstanding at December 31, 2002 and 43,152,545 outstanding at December 31, 2001	654	654
Additional paid-in capital	272,782	272,674
Treasury stock, at cost, 22,007,027 and 22,295,322 shares, respectively	(273,634)	(277,489)
Retained earnings	231,282	278,569
Deferred compensation	270	538
Accumulated other comprehensive loss	(32,092)	(29,675)
Total shareholders' equity	199,262	245,271
Total Liabilities and Shareholders' Equity	$ 588,865	$ 729,952

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data	Year Ended December 31, 2002	2001	2000
Net sales	$696,195	$783,698	$811,178
Cost of sales	(516,724)	(573,772)	(575,516)
Gross profit	179,471	209,926	235,662
Selling, general and administrative expenses	(93,023)	(96,723)	(94,757)
Merger and restructuring charges	—	(3,723)	(18,202)
Engineering expenses	(33,592)	(33,156)	(32,297)
Asset writedowns	—	(9,253)	—
Amortization expense	(5,322)	(13,013)	(12,615)
Total operating expenses	(131,937)	(155,868)	(157,871)
Income from operations	47,534	54,058	77,791
Other income and expenses			
Interest expense	(16,221)	(33,501)	(43,649)
Other income (expense), net	(5,558)	(2,130)	3,776
Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	25,755	18,427	37,918
Income tax expense	(8,242)	(4,465)	(18,718)
Income from continuing operations before extraordinary item and cumulative effect of accounting change	17,513	13,962	19,200
Discontinued operations			
Income from discontinued operations (net of tax)	403	6,360	6,193
Gain (loss) on sale of discontinued operations (net of tax)	(529)	41,458	—
Total discontinued operations	(126)	47,818	6,193
Income before extraordinary item and cumulative effect of accounting change	17,387	61,780	25,393
Extraordinary loss on extinguishment of debt, net of tax	(1,203)	—	—
Income before cumulative effect of accounting change	16,184	61,780	25,393
Cumulative effect of accounting change for goodwill, net of tax	(61,663)	—	—
Net income (loss)	$ (45,479)	$ 61,780	$ 25,393
Earnings Per Common Share			
Basic			
Income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 0.40	$ 0.33	$ 0.45
Income from discontinued operations	—	1.11	0.14
Extraordinary item	(0.03)	—	—
Cumulative effect of accounting change	(1.42)	—	—
Net income (loss)	$ (1.05)	$ 1.44	$ 0.59
Diluted			
Income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 0.40	$ 0.32	$ 0.45
Income from discontinued operations	—	1.11	0.14
Extraordinary item	(0.03)	—	—
Cumulative effect of accounting change	(1.41)	—	—
Net income (loss)	$ (1.04)	$ 1.43	$ 0.59
Weighted average shares outstanding			
Basic	43,291	42,949	43,318
Diluted	43,617	43,198	43,382

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year Ended December 31, 2002	2001	2000
Operating Activities			
Net income (loss)	$(45,479)	$ 61,780	$ 25,393
Adjustments to reconcile net income to cash provided by operations:			
Extraordinary loss on extinguishment of debt, net of tax	1,203	—	—
Cumulative effect of accounting change for goodwill, net of tax	61,663	—	—
Depreciation and amortization	25,513	33,061	32,416
Provision for ESOP contribution	—	—	1,315
Results of discontinued operations, net of tax	126	(47,818)	(6,193)
Loss/(gain) on sale of product line	—	521	(4,375)
Writedown of assets	—	9,253	—
Deferred income taxes	702	(6,278)	7,955
Other, primarily non-cash portion of merger and restructuring charges	—	160	3,106
Discontinued operations	58	(1,213)	(5,136)
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	(548)	49,772	(15,201)
Inventories	17,812	12,670	4,049
Accounts payable	(12,814)	(4,330)	603
Accrued income taxes	(29,615)	5,021	(5,081)
Accrued liabilities and customer deposits	1,964	(20,856)	4,365
Commitments and contingencies	(3,033)	(2,251)	(5,753)
Other assets and liabilities	(1,894)	29,605	22,751
Net cash provided by operating activities	15,658	119,097	60,214
Investing Activities			
Purchase of property, plant and equipment, net	(10,464)	(14,801)	(30,831)
Acquisitions of businesses, net of cash acquired	(1,654)	(3,730)	(650)
Cash received from disposition of discontinued operations	1,400	240,900	—
Cash received from disposition of product line	—	4,120	5,500
Discontinued operations	(99)	924	4,496
Net cash provided by (used for) investing activities	(10,817)	227,413	(21,485)
Financing Activities			
Borrowings (repayments) of credit agreements	129,700	(298,000)	(10,000)
Repayments of senior notes	(175,000)	—	—
Repayments of other borrowings	(641)	(280)	(18,390)
Purchase of treasury stock	—	(585)	(12,215)
Proceeds from treasury stock from stock based benefit plans	3,695	3,359	4,291
Cash dividends	(1,808)	(1,681)	(1,695)
Net cash used for financing activities	(44,054)	(297,187)	(38,009)
Effect of changes in currency exchange rates	4,474	(1,445)	(1,705)
Increase (decrease) in cash	(34,739)	47,878	(985)
Cash, beginning of year	53,949	6,071	7,056
Cash, end of year	$ 19,210	$ 53,949	$ 6,071

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands	Comprehensive Income	Common Stock	Additional Paid-in Capital	Treasury Stock	Unearned ESOP Shares	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 1999		$654	$318,357	$(201,711)	$(125,491)	$194,772	$ 6,595	$(11,298)
Cash dividends						(1,695)		
Purchase of treasury stock				(12,215)				
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax			(3,697)	9,545			31	
Allocation of ESOP shares, net of tax effect			(434)		1,749			
Compensatory stock options granted through a Rabbi Trust				5,726			(5,726)	
ESOP Termination			(40,732)	(83,010)	123,742			
Net income	$ 25,393					25,393		
Translation adjustment	(4,184)							(4,184)
	$ 21,209							
Balance, December 31, 2000		$654	$273,494	$(281,665)	—	$218,470	$ 900	$(15,482)
Cash dividends						(1,681)		
Purchase of treasury stock				(585)				
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax			(820)	4,398			1	
Compensatory stock options granted through a Rabbi Trust				363			(363)	
Net income	$ 61,780					61,780		
Translation adjustment	(5,170)							(5,170)
Cumulative effect of change in accounting for derivative financial instruments, net of $665 tax	(1,234)							(1,234)
Unrealized losses on derivatives designated and qualified as cash flow hedges, net of $705 tax	(1,310)							(1,310)
Additional minimum pension liability, net of $4,144 tax	(6,479)							(6,479)
	$ 47,587							
Balance, December 31, 2001		$654	$272,674	$(277,489)	—	$278,569	$ 538	$(29,675)
Cash dividends						(1,808)		
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax			108	3,587				
Compensatory stock options granted through a Rabbi Trust				268			(268)	
Net loss	$(45,479)					(45,479)		
Translation adjustment	3,165							3,165
Unrealized gains on derivatives designated and qualified as cash flow hedges, net of $755 tax	1,538							1,538
Additional minimum pension liability, net of $4,551 tax	(7,120)							(7,120)
	$(47,896)							
Balance, December 31, 2002		$654	$272,782	$(273,634)	—	$231,282	$ 270	$(32,092)

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

Westinghouse Air Brake Technologies Corporation (the "Company") is one of North America's largest manufacturers of value-added equipment for locomotives, railway freight cars and passenger transit vehicles. The Company was formed in November 1999 from the merger of Westinghouse Air Brake Company and MotivePower Industries, Inc. Our products are intended to enhance safety, improve productivity and reduce maintenance costs for our customers. Product offerings include brakes for locomotives, freight cars and passenger transit vehicles, electronic controls and monitors, heat exchangers and cooling systems, switcher and commuter locomotives, couplers, door systems and draft gears. The Company aggressively pursues technological advances with respect to both new product development and product enhancements. The Company has its headquarters in Wilmerding, Pennsylvania and has 4,409 full time employees at facilities throughout the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Such statements have been prepared in accordance with generally accepted accounting principles. Sales between subsidiaries are billed at prices consistent with sales to third parties and are eliminated in consolidation.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Inventories Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first-out (FIFO) method. Inventory costs include material, labor and overhead (see Note 6).

Property, Plant and Equipment Property, plant and equipment additions are stated at cost. Expenditures for renewals and improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed as incurred. The Company provides for book depreciation principally on the straight-line method. Accelerated depreciation methods are utilized for income tax purposes (see Note 7).

Intangible Assets The Company adopted SFAS No. 142 effective January 1, 2002, and, as a result, goodwill and other intangible assets with indefinite lives are no longer amortized. Other intangibles (with definite lives) are amortized on a straight-line basis over their estimated economic lives. Goodwill effective January 1, 2002 is reviewed annually for impairment while amortizable intangibles are reviewed for impairment when indicators of impairment are present (see Note 8).

Revenue Recognition Revenue is recognized in accordance with Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Wabtec recognizes revenue upon the passage of title, ownership and risk of loss to the customer.

The Company recognizes revenues on long-term contracts based on the percentage of completion method of accounting. Contract revenues and cost estimates are reviewed and revised quarterly, at a minimum, and adjustments are reflected in the accounting period as known. Provisions are made for estimated losses on uncompleted contracts as known, if necessary.

Shipping and Handling Fees and Costs All fees billed to the customer for shipping and handling are classified as a component of net revenues. All costs associated with shipping and handling are classified as a component of cost of sales.

Stock-Based Compensation The Company accounts for stock-based compensation, including stock options and employee stock purchases, under APB Opinion No. 25, "Accounting for Stock Issued to Employees" (see Note 14 for related pro forma disclosures).

Research and Development Research and development costs are charged to expense as incurred. For the years ended December 31, 2002, 2001 and 2000, the Company incurred costs of approximately $33.6 million, $33.2 million and $32.3 million, respectively.

Warranty Costs Warranty costs are accrued based on management's estimates of repair or upgrade costs per unit and historical experience. In recent years, the Company has introduced a number of new products. The Company does not have the same level of historical warranty experience for these new products as it does for its continuing products. Therefore, warranty reserves have been established for these new products based upon management's estimates. Actual future results may vary from such estimates. Warranty expense was $17.6 million, $14.1 million and $11.2 million for 2002, 2001 and 2000, respectively. Warranty reserves were $17.4 and $15.4 million at December 31, 2002 and 2001, respectively (see Note 17).

Financial Derivatives and Hedging Activities The Company periodically enters into interest rate swap agreements to reduce the impact of interest rate changes on its variable rate borrowings. Interest rate swaps are agreements with a counterparty to exchange periodic interest payments (such as pay fixed, receive variable) calculated on a notional principal amount. The interest rate differential to be paid or received is recognized as interest expense (see Note 9).

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, and as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001, resulting in the recording of current assets of $266,000, long term assets of $399,000, current liabilities of $760,000, long term liabilities of $1.1 million, and a decrease in other comprehensive loss of $1.2 million. In the application, the Company has concluded its interest rate swap contracts qualify for "special cash flow hedge accounting" which permit recording the fair value of the swap and corresponding adjustment to other comprehensive income (loss) on the balance sheet.

Income Taxes Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The provision for income taxes includes federal, state and foreign income taxes (see Note 12).

Foreign Currency Translation Assets and liabilities of foreign subsidiaries, except for the Company's Mexican operations whose functional currency is the U.S. Dollar, are translated at the rate of exchange in effect on the balance sheet date while income and expenses are translated at the average rates of exchange prevailing during the year. Foreign currency gains and losses resulting from transactions, and the translation of financial statements are recorded in the Company's consolidated financial statements based upon the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The effects of currency exchange rate changes on intercompany transactions and balances of a long-term investment nature are accumulated and carried as a component of shareholders' equity. The effects of currency exchange rate changes on intercompany transactions that are non U.S. dollar denominated amounts are charged or credited to earnings. Foreign exchange loss was $1.2 million, $1.7 million and $1 million for 2002, 2001 and 2000, respectively.

Earnings Per Share Basic earnings per common share are computed by dividing net income applicable to common shareholders by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income applicable to common shareholders by the weighted average number of shares of common stock outstanding adjusted for the assumed conversion of all dilutive securities (such as employee stock options) (see Note 13).

Other Comprehensive Income (Loss) Comprehensive income (loss) is defined as net income and all other nonowner changes in shareholders' equity. The Company's accumulated other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized gains and losses on derivatives designated and qualified as cash flow hedges and pension related adjustments (see Note 15).

Significant Customers and Concentrations of Credit Risk The Company's trade receivables are primarily from rail and transit industry original equipment manufacturers, Class I railroads, railroad carriers and commercial companies that utilize rail cars in their operations, such as utility and chemical companies. One customer, in the transit group, accounted for 11% of the Company's consolidated net sales in 2002 and 2001. No one customer accounted for more than 10% of the Company's consolidated net sales in 2000. The allowance for doubtful accounts was $4.6 million and $2.3 million as of December 31, 2002 and 2001, respectively.

Employees As of December 31, 2002, approximately 36% of the Company's workforce was covered by collective bargaining agreements. These agreements are generally effective through 2003, 2004 and 2005.

Deferred Compensation Agreements In May 1998, a consensus on Emerging Issues Task Force Issue No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF 97-14"), was issued. The adoption of EITF 97-14 required the Company to record as treasury stock the historical value of the Company's stock maintained in its deferred compensation plans.

Recent Accounting Pronouncements In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under its provisions, all tangible long-lived assets, whether to be held and used or to be disposed of by sale or other means, will be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS 144 in the third quarter of 2001, prior to the time it was required.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", was issued. The Statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this standard must be applied for financial statements issued on or after May 15, 2002. The Company has not completed the process of evaluating the impact that will result from adopting it.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not completed the process of evaluating the impact that will result from adopting it.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternate methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of the Statement are applicable to all companies with stock-based compensation. The provisions of this standard are effective for fiscal years ending after December 15, 2002. The adoption of this pronouncement did not have a material impact on the Company as no change was made to the method of accounting for stock based compensation.

3. DISCONTINUED OPERATIONS

On November 1, 2001, the Company completed the sale of certain assets to GE Transportation Systems (GETS) for $238 million in cash. The assets sold primarily included locomotive aftermarket products and services for which Wabtec was not the original equipment manufacturer. Under the terms of the sales agreement, the Company has agreed to indemnify GETS for, among other things, certain potential third party, off site environmental cleanup or remediation costs. The Company has purchased an insurance policy to mitigate its exposure for the environmental indemnities. The Company reported a $48.7 million after tax gain on the sale in 2001.

In the fourth quarter of 2001, the Company decided to exit other businesses and has put these businesses up for sale. The net amount of these businesses has been written down to their estimated realizable value based on a multiple of earnings and has been classified as Assets Held for Sale on the balance sheet. The Company reported a $7.2 million after tax loss on the writedown of these entities. As of December 31, 2002, one of the businesses continues to be classified as held for sale. Market conditions have deteriorated in the past year, and, as a result, the asset has not sold. The Company actively solicited but did not receive any reasonable offers to purchase the asset and, in response, has reduced the price. The asset continues to be actively marketed at a price that is reasonable given the change in market conditions. The asset is recorded as held for sale for $2.4 million.

In accordance with SFAS 144, the operating results of these businesses have been classified as discontinued operations for all years presented and are summarized as of December 31, as follows:

	Year Ended December 31,		
In thousands	**2002**	**2001**	**2000**
Net sales	$11,158	$156,803	$216,798
Income before income taxes	593	9,785	9,677
Income tax expense	190	3,425	3,484
Income from discontinued operations	$ 403	$ 6,360	$ 6,193

4. SUPPLEMENTAL CASH FLOW DISCLOSURES

	For the Years Ended December 31,		
In thousands	**2002**	**2001**	**2000**
Interest paid during the year	$18,111	$37,181	$45,871
Income taxes paid during the year	34,452	8,318	14,935
Business acquisitions:			
Fair value of assets acquired	$ 1,654	$ 5,275	$ 897
Liabilities assumed	—	(842)	(247)
Cash paid	1,654	4,433	650
Less cash acquired	—	703	—
Net cash paid	$ 1,654	$ 3,730	$ 650
Noncash investing and financing activities:			
Deferred compensation	$ 268	$ 363	$ 5,726
Treasury stock	(268)	(363)	(5,726)

5. MERGERS AND ACQUISITIONS

During 2002, 2001 and 2000, the Company completed the following acquisitions:

i) In February 2002, the Company purchased the minority interest of a business in India that the Company did not already own for $1.7 million.

ii) In October 2001, the Company purchased certain assets of Milufab, a supplier of door panels for subway trains for $3.7 million.

iii) In June 2001, the Company purchased certain assets of Core Systems, a company that provides repair billings in the rail industry for $743,000.

iv) In July 2000, the Company purchased certain assets of Iron Fireman, a manufacturer of transportation boiler equipment for $650,000.

These acquisitions were accounted for under the purchase method. Accordingly, the results of operations of the applicable acquisition are included in the Company's financial statements prospectively from the acquisition date. The excess of the purchase price over the fair value of identifiable net assets was approximately $2.9 million and was allocated to goodwill. Effective January 1, 2002, goodwill was no longer amortized upon adoption of SFAS No. 142 (see Note 2).

6. INVENTORY

The components of inventory, net of reserves, were:

In thousands	December 31, 2002	December 31, 2001
Raw materials	$56,016	$ 60,013
Work-in-process	27,856	34,265
Finished goods	4,598	10,652
Total inventory	$88,470	$104,930

7. PROPERTY, PLANT & EQUIPMENT

The major classes of depreciable assets are as follows:

In thousands	December 31, 2002	December 31, 2001
Machinery and equipment	$ 229,813	$ 229,297
Buildings and improvements	72,848	78,550
Land and improvements	5,572	10,105
Locomotive leased fleet	262	236
PP&E	308,495	318,188
Less accumulated depreciation	(159,903)	(150,493)
Total	$ 148,592	$ 167,695

The estimated useful lives of property, plant and equipment are as follows.

	Years
Land improvements	10 to 20
Buildings and improvements	20 to 40
Machinery and equipment	3 to 15
Locomotive leased fleet	4 to 15

8. INTANGIBLES

The Company has adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. Under its provisions, all goodwill and other intangible assets with indefinite lives are no longer amortized under a straight-line basis over the assets estimated useful life. Instead, they will be subject to periodic assessments for impairment by applying a fair-value-based test. The Company completed the Phase I and Phase II assessments and wrote down the carrying value of goodwill by $90 million ($83.2 million for the freight group and $6.8 million for the transit group), resulting in a non-cash after-tax charge of $61.7 million. The fair value of these reporting units was determined using a combination of discounted cash flow analysis and market multiples based upon historical and projected financial information. Goodwill still remaining on the balance sheet is $109.5 million at December 31, 2002.

As of December 31, 2002 and 2001, the Company's trademarks had a gross carrying amount of $23,121 and accumulated amortization of $3,558 and the Company believes this intangible has an indefinite life.

Intangible assets of the Company, other than goodwill and trademarks, consist of the following:

In thousands	December 31, 2002	December 31, 2001
Patents and other, net of accumulated amortization of $39,136 and $36,859	$16,124	$18,485
Covenants not to compete, net of accumulated amortization of $16,673 and $15,326	1,480	2,827
Intangible pension asset	4,357	3,473
Total	$21,961	$24,785

In connection with the adoption of SFAS No. 142, the Company reassessed the useful lives and the classification of its identifiable assets and determined that they continue to be appropriate. The weighted average useful lives of patents was 13 years and covenants not to compete was 5 years.

Amortization expense for intangible assets was $5.3 million for the year ended December 31, 2002. Estimated amortization expense for the five succeeding years is as follows:

In thousands	
2003	$ 4,019
2004	3,903
2005	2,962
2006	2,297
2007	2,084

The changes in the carrying amount of goodwill by segment for the year ended December 31, 2002 are as follows:

In thousands	Freight Group	Transit Group	Total
Balance at December 31, 2001	$175,085	$23,703	$198,788
Goodwill acquired	664	—	664
Goodwill written off	(83,179)	(6,823)	(90,002)
Balance at December 31, 2002	$ 92,570	$16,880	$109,450

Actual results of continuing operations for the year ended December 31, 2002 and pro forma results of continuing operations for 2001 and 2000 had we applied the non-amortization provisions of SFAS No. 142 in these periods are as follows:

In thousands, except per share amounts	2002	2001	2000
Reported income before extraordinary item and cumulative effect of accounting change	$17,387	$61,780	$25,393
Add: goodwill amortization, net of tax	—	4,147	4,063
Add: trademark amortization, net of tax	—	376	370
Adjusted income before extraordinary item and cumulative effect of accounting change	$17,387	$66,303	$29,826
Basic earnings per share			
Reported income before extraordinary item and cumulative effect of accounting change	$ 0.40	$ 1.44	$ 0.59
Goodwill amortization	—	0.09	0.09
Trademark amortization	—	0.01	0.01
Adjusted income before extraordinary item and cumulative effect of accounting change	$ 0.40	$ 1.54	$ 0.69
Diluted earnings per share			
Reported income before extraordinary item and cumulative effect of accounting change	$ 0.40	$ 1.43	$ 0.59
Goodwill amortization	—	0.09	0.09
Trademark amortization	—	0.01	0.01
Adjusted income before extraordinary item and cumulative effect of accounting change	$ 0.40	$ 1.53	$ 0.69

9. LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	
In thousands	2002	2001
Revolving credit agreement due 2004	$189,700	$ 60,000
9.375% Senior notes	—	175,000
5.5% Industrial revenue bond due 2008	4,909	5,556
Other	542	1,314
Total	$195,151	$241,870
Less-current portion	833	782
Long-term portion	$194,318	$241,088

Credit Agreement

In November 1999, Wabtec refinanced the then existing unsecured MotivePower credit agreement with a consortium of commercial banks. This unsecured credit agreement currently provides a $275 million five-year revolving credit facility expiring in November 2004 and a 364-day $95 million convertible revolving credit facility maturing in November 2004, with an annual renewal in November 2003. In November 2001, the Company and the banks negotiated a reduction in the 364-day facility from $213 million to $100 million, as a result of the $208 million, net of tax, cash proceeds from the sale of locomotive businesses to GE. In November 2002, the Company negotiated a further reduction in the 364-day facility from $100 million to $95 million. At December 31, 2002, the Company had available bank borrowing capacity, net of letters of credit, of approximately $159 million.

Under the credit agreement, the Company may elect a base rate, an interest rate based on the London Interbank Offered Rates of Interest ("LIBOR"), a cost of funds rate and a bid rate. The base rate is the greater of LaSalle Bank National Association's prime rate or the federal funds effective rate plus 0.5% per annum. The LIBOR rate is based on LIBOR plus a margin that ranges from 87.5 to 200 basis points depending on the Company's consolidated total indebtedness to cash flow ratios. The current margin is 150 basis points. The cost of funds rate is a fluctuating interest rate based on LaSalle Bank National Association's then cost of funds. Under the bid rate option, any participating bank may propose the interest rate at which it will lend funds, which rate may either be a fixed rate or a floating rate based on LIBOR.

The credit agreement limits the Company's ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The credit agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations and sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; capital expenditures; and imposes a minimum interest expense coverage ratio and a maximum debt to cash flow ratio.

The credit agreement contains customary events of default, including payment defaults, failure of representations or warranties to be true in any material respect, covenant defaults, defaults with respect to other indebtedness of the Company, bankruptcy, certain judgments against the Company, ERISA defaults and "change of control" of the Company.

Credit agreement borrowings bear variable interest rates indexed to the indexes described above. The maximum credit agreement borrowings, average credit agreement borrowings and weighted-average contractual interest rate on credit agreement borrowings was $217.7 million, $133.7 million and 3.31%, respectively for 2002. To reduce the impact of interest rate changes on a portion of this variable-rate debt, the Company entered into interest rate swaps which effectively convert a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. On December 31, 2002, the notional value of interest rate swaps outstanding totaled $60 million and effectively changed the Company's interest rate from a variable rate to a fixed rate of 8.7%. The interest rate swap agreements mature in June 2003. The Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions and the Company does not anticipate nonperformance.

9 3/8% Senior Notes

In June 1995, the Company issued $100 million of 9.375% Senior Notes due in 2005 (the "1995 Notes"). In January 1999, the Company issued an additional $75 million of 9.375% Senior Notes due in 2005 (the "1999 Notes"; the 1995 Notes and the 1999 Notes are collectively, the "Notes"). The 1999 Notes were issued at a premium resulting in an effective rate of 8.5%. The terms of the 1995 Notes and the 1999 Notes were substantially the same, and the 1995 Notes and the 1999 Notes were issued pursuant to indentures that were substantially the same. The Notes were redeemed at par (face) on July 8, 2002 through the use of cash on hand and additional borrowings under the credit agreement. This redemption resulted in an extraordinary non-cash loss of $1.2 million, net of tax, relating to a write-off of deferred debt issuance costs (see Note 25).

Industrial Revenue Bond

In July 1998, a subsidiary of the Company entered into a 10 year $7.5 million debt obligation that bears an interest rate of 5.5% and is payable in monthly principal and interest installments. The proceeds of the bond provided financing for the purchase of a building used in the Company's operations.

Scheduled principal repayments of outstanding loan balances required as of December 31, 2002 are as follows:

In thousands

2003	$ 833
2004	190,723
2005	590
2006	309
2007	277
Future years	2,419
Total	$195,151

10. EMPLOYEE BENEFIT PLANS

In thousands, except percentages **As of or for the Years Ended December 31,**	Pension Plans		Postretirement Plans	
	2002	**2001**	**2002**	**2001**
Defined Benefit Plans				
Change in benefit obligation				
Obligation at beginning of year	$(67,239)	$(58,409)	$(21,368)	$(20,434)
Service cost	(1,661)	(1,447)	(232)	(240)
Interest cost	(4,638)	(4,382)	(1,447)	(1,524)
Special termination benefits	(1,241)	(1,602)	—	—
Actuarial loss	(965)	(7,732)	(2,581)	(228)
Benefits paid	5,257	4,389	1,928	1,058
Expenses paid	326	292	—	—
Effect of currency rate changes	136	1,652	—	—
Obligation at end of year	$(70,025)	$(67,239)	$(23,700)	$(21,368)
Change in plan assets				
Fair value of plan assets at beginning of year	$ 56,590	$ 65,710	—	—
Actual loss on plan assets	(4,781)	(4,186)	—	—
Employer contribution	2,010	1,642	—	—
Participant contributions	50	41	—	—
Benefits paid	(5,257)	(4,389)	—	—
Administrative expenses	(620)	(564)	—	—
Liabilities assumed through an acquisition	—	(110)	—	—
Effect of currency rate changes	121	(1,554)	—	—
Fair value of plan assets at end of year	$ 48,113	$ 56,590	—	—
Funded status				
Funded status at year end	$(21,854)	$(10,649)	(23,700)	(21,368)
Unrecognized net actuarial (gain) loss	25,628	14,687	3,922	1,342
Unrecognized prior service cost	4,249	3,720	34	31
Unrecognized transition obligation	—	—	216	238
Prepaid (accrued) benefit cost	$ 8,023	$ 7,758	$(19,528)	$(19,757)
Amounts recognized in the statement of financial position include:				
Prepaid pension cost	$ 110	$ 1,449	$ —	$ —
Reserve for postretirement and pension benefits	(18,738)	(7,787)	(19,528)	(19,757)
Intangible asset	4,357	3,473	—	—
Accumulated other comprehensive loss	22,294	10,623	—	—
Prepaid (accrued) benefit cost	$ 8,023	$ 7,758	$(19,528)	$(19,757)

	Pension Plans			Postretirement Plans		
	2002	2001	2000	2002	2001	2000
Net periodic benefit cost						
Service cost	$ 1,661	$ 1,447	$ 1,492	$ 232	$ 240	$ 231
Interest cost	4,638	4,382	4,572	1,447	1,524	1,430
Expected return on plan assets	(5,270)	(5,846)	(6,708)	—	—	—
Net amortization/deferrals	762	680	219	19	(3)	69
Net periodic benefit (income) cost	$ 1,791	$ 663	$ (425)	$1,698	$1,761	$1,730
Assumptions						
Discount rate	6.75%	7%	7.25%	6.75%	7.5%	7.5%
Expected long-term rate of return	8.25%	9%	9%	na	na	na
Rate of compensation increase	4%	5%	5%	na	na	na

The assumed health care cost trend rate grades from an initial rate of 9% to an ultimate rate of 4.75% in five years.

A 1% increase in the assumed health care cost trend rate will increase the amount of expense recognized for the postretirement plans by approximately $303,000 for 2003, and increase the accumulated postretirement benefit obligation by approximately $3.5 million. A 1% decrease in the assumed health care cost trend rate will decrease the amount of expense recognized for the postretirement plans by approximately $239,000 for 2003, and decrease the accumulated postretirement benefit obligation by approximately $2.8 million.

The composition of plan assets consists primarily of equities, corporate bonds, governmental notes and temporary investments.

In 2002 and 2001, as a result of an early retirement package offered to certain union employees, the Company incurred charges of approximately $1.2 million and $1.6 million, respectively, reflected above as a special termination benefit.

Included in the above table, the aggregate benefit obligation and fair value of plan assets for the pension plans with plan assets in excess of benefit obligations were $2 million and $2.1 million, respectively, as of December 31, 2002 and $8.3 million and $9.7 million, respectively, as of December 31, 2001 (the total of which was pension plan benefit obligation in excess of plan assets).

Defined Contribution Plans

Costs recognized under multi-employer and other defined contribution plans are summarized as follows:

	Year Ended December 31,		
In thousands	2002	2001	2000
Multi-employer pension and health & welfare plans	$1,310	$ 994	$1,152
401(k) savings and other defined contribution plans	6,929	8,172	5,371
Employee stock ownership plan (ESOP)	—	—	1,315
Total	$8,239	$9,166	$7,838

The Company sponsors defined benefit pension plans that cover certain U.S. and Canadian employees and provide benefits of stated amounts for each year of service of the employee. In connection with the establishment of the Employee Stock Ownership Plan and Trust (see Note 11) in January 1995, the pension plan for U.S. salaried employees was modified to eliminate any credit (or accrual) for current service costs for any future periods, effective March 31, 1995.

The Company's funding methods, which are primarily based on the ERISA requirements, differ from those used to recognize pension expense, which is primarily based on the projected unit credit method applied in the accompanying financial statements.

In addition to providing pension benefits, the Company has provided certain unfunded postretirement health care and life insurance benefits for substantially all U.S. employees. In conjunction with the establishment of the ESOP in January 1995 (see Note 11), the postretirement health care and life insurance benefits for salaried employees were modified to discontinue benefits for employees who had not attained the age of 50 by March 31, 1995. The Company is not obligated to pay health care and life insurance benefits to individuals who had retired prior to 1990.

The Company also participates in a variety of defined contribution, 401(k) and multiemployer pension, health and welfare plans. Additionally, the Company has stock option-based benefit and other plans further described in Note 14.

11. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP)

Effective January 31, 1995, the Company established the Westinghouse Air Brake Company Employee Stock Ownership Plan and Trust (ESOP) to enable participating employees to obtain ownership interests in the Company. Employees eligible to participate in the ESOP primarily include the salaried U.S. employees and, as described in Note 10, the ESOP contributions were intended to supplement or replace other salaried employee benefit plans.

In connection with the establishment of the ESOP, the Company made a $140 million loan to the ESOP, which was used to purchase 9,336,000 shares of the Company's outstanding common stock. The ESOP loan initially had a term of 50 years with interest at 8.5% and was collateralized by the shares purchased by the ESOP. Company contributions to the ESOP were used to repay the ESOP loan's annual debt service requirements of approximately $12 million. The Company was obligated to contribute amounts sufficient to repay the ESOP loan. The ESOP used such Company contributions to repay the ESOP loan. Approximately 187,000 shares were to be allocated annually to participants over a 50-year period. These transactions occurred simultaneously and, for accounting purposes, offset each other. Allocated ESOP shares through August 1, 2000 were approximately 1.1 million shares.

The Company terminated all contributions to the ESOP effective August 1, 2000 and, in 2002, allocated shares were distributed to the participants' 401(k) accounts and the unallocated shares were returned to the Company in exchange for forgiveness of the ESOP loan.

Also in 2000, the Company incurred a $5.1 million non-cash charge for the write-off of the related deferred tax asset, due to its ESOP tax benefits. These benefits, which would have been realized had the ESOP continued, will not be utilized in future periods. This charge is reported within the caption "Income tax expense" in the consolidated statement of operations.

12. INCOME TAXES

The components of the income from continuing operations before provision for income taxes for the Company's domestic and foreign operations for the years ended December 31 are provided below:

	Year Ended December 31,		
In thousands	2002	2001	2000
Domestic	$14,077	$10,287	$24,740
Foreign	11,678	8,140	13,178
Income from continuing operations	$25,755	$18,427	$37,918

The consolidated provision (credit) for income taxes included in the Statement of Income for the years ended December 31 consisted of the following:

	Year Ended December 31,		
In thousands	2002	2001	2000
Current taxes			
Federal	$ 609	$28,703	$ —
State	(2,421)	4,919	1,009
Foreign	2,876	3,345	8,999
	$ 1,064	$36,967	$10,008
Deferred taxes			
Federal	(14,788)	1,106	8,669
State	(4,364)	287	749
Foreign	(2,716)	(325)	2,776
	(21,868)	1,068	12,194
Total provision (credit)	$(20,804)	$38,035	$22,202

Consolidated income tax provision (credit) is included in the Statement of Income as follows:

	Year Ended December 31,		
	2002	2001	2000
Continuing operations	$ 8,242	$ 4,465	$18,718
Income (loss) from discontinued operations	(59)	33,570	3,484
Extraordinary loss on early extinguishment of debt	(648)	—	—
Cumulative effect of accounting change for goodwill	(28,339)	—	—
Total provision (credit)	$(20,804)	$38,035	$22,202

A reconciliation of the United States federal statutory income tax rate to the effective income tax rate on continuing operations for the years ended December 31 is provided below:

	Year Ended December 31,		
	2002	2001	2000
U. S. federal statutory rate	35.0%	35.0%	35.0%
State taxes	3.6	3.6	3.2
Foreign	0.3	0.4	2.2
Foreign tax credits	(2.1)	—	—
ESOP	—	—	10.6
Research and development credit	(3.3)	(15.9)	—
Other, net	(1.5)	1.1	(1.6)
Effective rate	32.0%	24.2%	49.4%

Research and development credit for the year 2002 relates to current credits claimed. Research and development credit for the year 2001 related to both credits claimed in the current period and refund claims filed with amended returns for the prior periods.

Components of deferred tax assets and (liabilities) were as follows:

	December 31,	
In thousands	2002	2001
Accrued expenses and reserves	$11,899	$13,696
Employee benefits/pension	15,835	14,346
Inventory	3,878	5,911
Accrued warranty	6,062	5,951
Restructuring reserve	1,479	2,730
Deferred debt costs	—	1,316
Net operating loss	303	3,304
Plant, equipment and intangibles	10,139	(21,728)
Other	—	870
	49,595	26,396
Valuation allowance	(8,641)	(8,641)
Net deferred tax assets	$40,954	$17,755

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for certain net operating loss carryforwards and for losses anticipated to produce no tax benefit. Although realization of the net deferred tax asset is not assured, management believes that it is more likely than not that the net deferred tax asset will be realized.

The Company's net operating loss carryforward for the year ended December 31, 2002 is $778,000, and will expire in 2010.

13. EARNINGS PER SHARE

The computation of earnings per share from continuing operations is as follows:

In thousands, except per share	Year Ended December 31, 2002	2001	2000
Basic			
Income from continuing operations before extraordinary item and cumulative effect of accounting change applicable to common shareholders	$17,513	$13,962	$19,200
Divided by:			
Weighted average shares outstanding	43,291	42,949	43,318
Basic earnings from continuing operations before extraordinary item and cumulative effect of accounting change per share	$ 0.40	$ 0.33	$ 0.45
Diluted			
Income from continuing operations before extraordinary item and cumulative effect of accounting change applicable to common shareholders	$17,513	$13,962	$19,200
Divided by the sum of:			
Weighted average shares outstanding	43,291	42,949	43,318
Assumed conversion of dilutive stock options	326	249	64
Diluted shares outstanding	43,617	43,198	43,382
Diluted earnings from continuing operations before extraordinary item and cumulative effect of accounting change per share	$ 0.40	$ 0.32	$ 0.45

Options to purchase approximately 2.1 million, 2.8 million and 4.2 million shares of Common Stock were outstanding in 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares.

14. STOCK-BASED COMPENSATION PLANS

Stock Options Under the 2000 Stock Incentive Plan (the 2000 Plan), the Company may grant options to employees for an initial amount of 1.1 million shares of Common Stock. This amount is subject to annual modification based on a formula. Under the formula, 1.5% of total common shares outstanding at the end of the preceding fiscal year are added to shares available for grant under the 2000 Plan. Based on the adjustment, the Company had approximately 1.5 million shares available for 2002 grants and has available approximately 1.3 shares through the end of fiscal 2003. The shares available for grants on any given date may not exceed 15% of Wabtec's total common shares outstanding. Generally, the options become exercisable over a three-year vesting period and expire ten years from the date of grant.

As part of a long-term incentive program, in 1998, the Company granted options to purchase up to 500,020, to certain executives under a plan that preceded the 2000 Plan. The option price is $20 per share. The options vest 100% after eight years and are subject to accelerated vesting after three years if the Company achieves certain earnings targets as established by the compensation committee of the board of directors. No further grants may be made under this plan.

The Company also has a non-employee director's stock option plan under which 500,000 shares of Common Stock are reserved for issuance. Through year-end 2002, the Company granted nonqualified stock options to non-employee directors to purchase a total of 80,000 shares.

Employee Stock Purchase Plan In 1998, the Company adopted an employee discounted stock purchase plan (DSPP). The DSPP had 500,000 shares available for issuance. Participants can purchase the Company's common stock at 85% of the lesser of fair market value on the first or last day of each offering period. Stock outstanding under this plan at December 31, 2002 was 172,646 shares.

The Company applies APB 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized under these plans. Had compensation expense for these plans been determined based on the fair value at the grant dates for awards, the Company's net income and earnings per share would be as set forth in the following table. For purposes of pro forma disclosures, the estimated fair value is amortized to expense over the options' vesting period.

In thousands, except per share	Year Ended December 31, 2002	2001	2000
Net income (loss)			
As reported	$(45,479)	$61,780	$25,393
Pro forma	(47,114)	58,691	20,601
Diluted earnings (loss) per share			
As reported	$ (1.04)	$ 1.43	$ 0.59
Pro forma	(1.07)	1.36	0.47

Since compensation expense associated with option grants would be recognized over the vesting period, the initial impact of applying SFAS No. 123 on pro forma net income is not representative of the potential impact on pro forma net income in future years. In each subsequent year, pro forma compensation expense would include the effect of recognizing a portion of compensation expense from multiple awards.

For purposes of presenting pro forma results, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2002	2001	2000
Dividend yield	.30%	.30%	.40%
Risk-free interest rate	5.6%	5.9%	5.09%
Stock price volatility	46.70	47.30	46.74
Expected life *(years)*	5.0	5.0	5.0

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options, which are significantly different than employee stock options. Although this valuation model is an acceptable method for use in presenting pro forma information, because of the differences in traded options and employee stock options, the Black-Scholes model does not necessarily provide a single measure of the fair value of employee stock options.

A summary of the Company's stock option activity and related information for the years indicated follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning of year	4,599,935	$13.76	5,389,397	$14.74	4,977,008	$15.14
Granted	835,500	12.15	512,212	13.22	1,310,000	10.81
Exercised	(192,779)	11.60	(210,660)	10.40	(581,318)	6.20
Canceled	(265,360)	15.41	(1,091,014)	19.00	(316,293)	20.82
End of year	4,977,296	$13.44	4,599,935	$13.76	5,389,397	$14.74
Exercisable at end of year	3,771,366		3,738,562		3,621,317	
Available for future grant	1,343,893		1,432,980		1,150,078	
Weighted average fair value of options granted during the year	$5.20		$5.98		$5.97	

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding As of 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable As of 12/31/02
$ 3.86-$ 8.63	83,766	6.9	$ 5.16	82,100
$ 9.54-$ 9.54	567,000	7.9	9.54	381,015
$ 9.88-$10.86	436,550	7.0	10.63	406,969
$11.00-$12.75	1,405,625	7.7	12.14	470,309
$13.18-$13.97	427,189	8.5	13.25	373,807
$14.00-$14.00	1,287,506	3.1	14.00	1,287,506
$14.63-$19.91	159,400	6.2	17.23	159,400
$20.00-$20.00	457,640	5.8	20.00	457,640
$22.38-$29.61	152,620	5.7	24.78	152,620
	4,977,296	6.2	$13.44	3,771,366

Restricted Stock Award

In February of 2001, the Company awarded to two officers 4,920 shares of restricted Common Stock in lieu of a cash bonus for 2000.

15. OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive loss were:

In thousands	December 31, 2002	December 31, 2001
Foreign currency translation adjustment....	$(17,487)	$(20,652)
Unrealized losses on derivatives designated and qualified as cash flow hedges, net of tax of $615 and $1,370	(1,006)	(2,544)
Additional minimum pension liability, net of tax of $8,695 and $4,144	(13,599)	(6,479)
Total accumulated other comprehensive loss....	$(32,092)	$(29,675)

16. OPERATING LEASES

The Company leases office and manufacturing facilities under operating leases with terms ranging from one to fifteen years, excluding renewal options.

The Company has sold remanufactured locomotives to various financial institutions and leased them back under operating leases with terms from five to 20 years.

Total net rental expense charged to operations in 2002, 2001, and 2000 was $6.2 million, $5.7 million and $6.3 million, respectively. Certain of the Company's equipment rental obligations under operating leases pertain to locomotives, which are subleased to customers under both short-term and long-term agreements. The amounts above are shown net of sublease rentals of $2.8 million, $2.8 million and $4 million for the years 2002, 2001 and 2000, respectively.

Future minimum rental payments under operating leases with remaining noncancelable terms in excess of one year are as follows:

In thousands Year	Real Estate	Equipment	Sublease Rentals	Total
2003	$4,374	$4,802	$(2,833)	$6,343
2004	3,312	4,542	(2,463)	5,391
2005	2,904	4,246	(2,431)	4,719
2006	2,843	3,913	(2,310)	4,446
2007	2,733	1,996	(1,535)	3,194
2008 and after	15,850	1,988	(1,535)	16,303

17. WARRANTIES

The following table reconciles the changes in the Company's product warranty reserve as of and for the year ended December 31, 2002.

In thousands	
Balance at December 31, 2001	$ 15,373
Accrual for warranty expensed during the year ended December 31, 2002 ..	17,625
Warranty expenditures made during the year........................	(15,591)
Balance at December 31, 2002	$ 17,407

18. STOCKHOLDERS' AGREEMENTS

As of December 31, 2002, the approximate ownership interests in the Company's Common Stock are: management (10%), the investors consisting of Vestar Equity Partners, L.P., Charlesbank Equity Fund II, Limited Partnership, and American Industrial Partners Capital Fund II, L.P. (13%), and all others including public shareholders (77%).

A Stockholders Agreement exists between the Company and Vestar, Charlesbank, and American Industrial Partners referred to above that provides for, among other things, the composition of the Board of Directors as long as certain minimum stock ownership percentages are maintained, and rights to request the registration of the shares.

19. PREFERRED STOCK

The Company's authorized capital stock includes 1,000,000 shares of preferred stock. The Board of Directors has the authority to issue the preferred stock and to fix the designations, powers, preferences and rights of the shares of each such class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, without any further vote or action by the Company's shareholders. The rights and preferences of the preferred stock would be superior to those of the common stock. At December 31, 2002 and 2001 there was no preferred stock issued or outstanding.

20. COMMITMENTS AND CONTINGENCIES

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. The Company believes its operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Under the terms of the purchase agreement and related documents for the 1990 Acquisition, American Standard, Inc. ("ASI"), has indemnified the Company for certain items including, among others, environmental claims. The indemnification provisions of the agreement expired at various dates through 2000, except for those claims, which were timely asserted, which continue until resolved. If ASI was unable to honor or meet these indemnifications, the Company would be responsible for such items. In the opinion of management, ASI currently has the ability to meet its indemnification obligations.

The Company has been named, along with other parties, as a Potentially Responsible Party (PRP) under the North Carolina Inactive Sites Response Act because of an alleged release or threat of release of hazardous substances at the "Old James Landfill" site in North Carolina. The Company believes unreimbursed costs, if any, associated with the cleanup activities at this site will not be material, and as a result of the indemnification provisions referred to above and an insurance policy from Rocky Mountain International Insurance Ltd., which has acknowledged coverage and is currently paying on the claim, the Company has not established a reserve for such costs.

The Company's and its affiliates' operations do not use and their products do not contain any asbestos. Asbestos actions have been filed against the Company and certain of its affiliates. Consistent with the experience of others, the number of claims have increased in recent years. However, it is important to note that these asbestos claims involve products sold prior to the 1990 formation of the Company. The Company and its affiliates have not incurred any significant costs related to these asbestos claims. The claims are covered by insurance or are subject to indemnity from the companies who manufactured or sold the products in question. Management believes that these claims will not be material; and accordingly, the financial statements do not reflect any costs or reserves for such claims.

BOISE, IDAHO

The Company is subject to a RCRA Part B Closure Permit ("the Permit") issued by the Environmental Protection Agency (EPA) and the Idaho Department of Health and Welfare, Division of Environmental Quality relating to the monitoring and treatment of groundwater contamination on, and adjacent to, the MotivePower Industries (Boise, Idaho) facility. In compliance with the Permit, the Company has completed the first phase of an accelerated plan for the treatment of contaminated groundwater, and continues onsite and offsite monitoring for hazardous constituents. The Company has accrued $793,000 at December 31, 2002, the estimated remaining costs for remediation. The Company was in compliance with the Permit at December 31, 2002.

MOUNTAINTOP, PENNSYLVANIA

Foster Wheeler Energy Corporation ("FWEC") the seller of the Mountaintop property to the predecessor of one of the Company's subsidiaries in 1989, agreed to indemnify the Company's predecessor and its successors and assigns against certain identified environmental liabilities for which FWEC executed a Consent Order Agreement with the Pennsylvania Department of Environmental Protection (PADEP) and EPA. Management believes that this indemnification arrangement is enforceable for the benefit of the Company and that FWEC has the financial resources to honor its obligations under this indemnification arrangement.

MATTOON, ILLINOIS

Prior to the Company's acquisition of Young Radiator, Young agreed to clean up alleged contamination on a prior production site in Mattoon, Ill. The Company is in the process of remediating the site with the state of Illinois and now estimates the costs to remediate the site to be approximately $543,000, which has been accrued at December 31, 2002.

RACINE, WISCONSIN

Young ceased manufacturing operations at its Racine facility in the early 1990's. Investigations prior to the acquisition of Young revealed some levels of contamination on the Racine property and the Company has begun remediation efforts. The Company has initiated a comprehensive site evaluation with the state of Wisconsin and believes this governing body is generally in agreement with the findings. The Company has accrued approximately $476,000 at December 31, 2002 as its estimate of remaining restoration costs.

GETS-GS

On November 3, 2000, the Company settled a suit brought against it in 1999 by GE-Harris Railway Electronics, L.L.C. and GE-Harris Railway Electronics Services, L.L.C. (collectively "GE-Harris"). On September 20, 2002, a motion in that lawsuit was filed by the successor to GE Harris, GE Transportation Services Global Signaling, L.L.C. ("GETS-GS"). The motion by GETS-GS contends that the Company is acting beyond authority granted in the parties' November 2000 settlement and license agreement and in contempt of the consent order that concluded the suit at that time. In support of its motion, GETS-GS points principally to sales and offers to sell certain railway brake equipment, including distributed power equipment, to Australian customers. GETS-GS is seeking substantial money damages and has claimed a significant business loss. This matter is in discovery and a hearing on GETS-GS' motion is scheduled for May 13, 2003. The Company has other contingent obligations relating to certain sales leaseback transactions for which reserves have been established. From time to time the Company is involved in litigation relating to claims arising out of its operations in the ordinary course of business. As of the date hereof, the Company is involved in no litigation that the Company believes will have a material adverse effect on its financial condition, results of operations or liquidity.

21. SEGMENT INFORMATION

Wabtec has two reportable segments — the Freight Group and the Transit Group. The key factors used to identify these reportable segments are the organization and alignment of the Company's internal operations, the nature of the products and services and customer type. The business segments are:

Freight Group manufactures products and provides services geared to the production and operation of freight cars and locomotives, including braking control equipment, engines, on-board electronic components and train coupler equipment. Revenues are derived from OEM sales and locomotive overhauls, aftermarket sales and from freight car repairs and services. All of the assets sold to GETS were part of the Freight Group.

Transit Group consists of products for passenger transit vehicles (typically subways, rail and buses) that include braking, coupling and monitoring systems, climate control and door equipment that are engineered to meet individual customer specifications. Revenues are derived from OEM and aftermarket sales as well as from repairs and services.

The Company evaluates its business segments' operating results based on income from operations before merger and restructuring charges. Corporate activities include general corporate expenses, elimination of intersegment transactions, interest income and expense and other unallocated charges. Since certain administrative and other operating expenses and other items have not been allocated to business segments, the results in the below tables are not necessarily a measure computed in accordance with generally accepted accounting principles and may not be comparable to other companies.

Segment financial information for 2002 is as follows:

In thousands	Freight Group	Transit Group	Corporate Activities	Merger and Restructuring	Total
Sales to external customers	$443,443	$252,752	—	—	$ 696,195
Intersegment sales/(elimination)	8,849	567	$ (9,416)		—
Total sales	$452,292	$253,319	$ (9,416)	—	$ 696,195
Income from operations	$ 48,186	$ 22,237	$(22,889)	—	$ 47,534
Interest expense and other	—	—	(21,779)	—	(21,779)
Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	$ 48,186	$ 22,237	$(44,668)	—	$ 25,755
Depreciation and amortization	$ 17,166	$ 5,761	$ 2,586	—	$ 25,513
Capital expenditures	9,134	3,757	1,246	—	14,137
Segment assets	375,032	142,764	71,069	—	588,865

Segment financial information for 2001 is as follows:

In thousands	Freight Group	Transit Group	Corporate Activities	Merger and Restructuring	Total
Sales to external customers	$490,261	$293,437	—	—	$ 783,698
Intersegment sales/(elimination)	10,160	788	$(10,948)	—	—
Total sales	$500,421	$294,225	$(10,948)	—	$ 783,698
Income from operations	$ 58,989	$ 32,390	$(33,598)	$ (3,723)	$ 54,058
Interest expense and other	—	—	(35,631)	—	(35,631)
Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	$ 58,989	$ 32,390	$(69,229)	$ (3,723)	$ 18,427
Depreciation and amortization	$ 23,234	$ 7,337	$ 2,490	—	$ 33,061
Capital expenditures	14,048	4,469	2,157	—	20,674
Segment assets	477,983	175,028	76,941	—	729,952

Segment financial information for 2000 is as follows:

In thousands	Freight Group	Transit Group	Corporate Activities	Merger and Restructuring	Total
Sales to external customers	$532,889	$278,289	—	—	$ 811,178
Intersegment sales/(elimination)	10,189	570	$(10,759)	—	—
Total sales	$543,078	$278,859	$(10,759)	—	$ 811,178
Income from operations	$ 87,919	$ 27,440	$(17,353)	$(20,215)	$ 77,791
Interest expense and other	—	—	(39,873)	—	(39,873)
Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	$ 87,919	$ 27,440	$(57,226)	$(20,215)	$ 37,918
Depreciation and amortization	$ 21,896	$ 7,971	$ 2,549	—	$ 32,416
Capital expenditures	13,679	6,742	2,752	—	23,173
Segment assets	734,378	197,487	52,182	—	984,047

In 2001 and 2000, $530,000 and $15.2 million of the above merger and restructuring costs related to the Freight Group. In 2001 and 2000, $2 million and $235,000 of the above merger and restructuring costs related to the Transit Group.

The following geographic area data include net sales based on product shipment destination and long-lived assets, which consist of plant, property and equipment, net of depreciation, resident in their respective countries.

In thousands	Net Sales			Long-Lived Assets		
Year Ended December 31,	**2002**	**2001**	**2000**	**2002**	**2001**	**2000**
United States	$525,724	$582,655	$620,094	$ 99,292	$115,583	$146,576
Canada	50,035	73,177	92,001	27,889	32,963	40,136
Mexico	11,487	8,693	8,911	10,979	10,584	19,852
Other international	108,949	119,173	90,172	10,432	8,565	8,081
Total	$696,195	$783,698	$811,178	$148,592	$167,695	$214,645

Export sales from the Company's United States operations were $61.9 million, $90.3 million and $98.9 million for the years ending December 31, 2002, 2001 and 2000, respectively. The following data reflects income (loss) from operations, including merger and restructuring related charges by major geographic area, attributed to the Company's operations within each of the following countries or regions.

In thousands	Income (Loss) from Operations		
Year Ended December 31,	**2002**	**2001**	**2000**
United States	$34,554	$41,007	$54,331
Canada	496	6,412	17,432
Mexico	(325)	(2,467)	168
Other international	12,809	9,106	5,860
Total	$47,534	$54,058	$77,791

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments approximate their related carrying values, except for the following:

	2002		2001	
In thousands	**Carry Value**	**Fair Value**	**Carry Value**	**Fair Value**
9.375% Senior Notes	—	—	$(175,000)	$(173,250)
Interest rate swaps	$(1,756)	$(1,756)	(3,914)	(3,914)

Fair values of the fixed rate obligations were estimated using discounted cash flow analyses. The fair value of the Company's interest rate swaps (see Note 9) were based on dealer quotes and represent the estimated amount the Company would pay to the counterparty to terminate the swap agreements.

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net sales	$177,325	$179,808	$161,422	$177,640
Gross profit	44,780	45,356	43,284	46,051
Operating income	10,467	13,300	11,170	12,597
Income from continuing operations before taxes	4,044	7,329	7,761	6,621
Income (loss) from discontinued operations (net of tax)	(405)	57	48	174
Net income (loss)	(59,440)	4,821	3,890	5,250
Basic earnings from continuing operations per common share	$ 0.06	$ 0.11	$ 0.12	$ 0.12
Diluted earnings from continuing operations per common share	$ 0.06	$ 0.11	$ 0.12	$ 0.12
2001				
Net sales	$215,305	$194,117	$185,854	$188,422
Gross profit	61,413	53,577	47,782	47,154
Operating income	24,493	18,574	10,932	59
Income (loss) from continuing operations before taxes	12,608	9,618	2,821	(6,620)
Income from discontinued operations (net of tax)	2,292	1,583	2,576	41,367
Net income	10,362	7,961	6,393	37,064
Basic earnings (loss) from continuing operations per common share	$ 0.19	$ 0.15	$ 0.09	$ (0.10)
Diluted earnings (loss) from continuing operations per common share	$ 0.19	$ 0.15	$ 0.09	$ (0.10)

Earnings per share for the year are different than the sum of the quarterly earnings per share due to rounding.

The Company recorded a cumulative effect of accounting change for goodwill, net of tax, of $61.7 million, or $1.41 in the first quarter of 2002. The Company also recorded a $1.2 million, or $0.03 per diluted share, extraordinary loss on the early extinguishment of debt in the third quarter of 2002. In the fourth quarter of 2002, the Company recorded a $772,000, or $0.02, per diluted share tax benefit due to research and development credits and the utilization of foreign tax credits. Also in the fourth quarter of 2002, the Company's vacation policy was changed so that employees that leave the Company are entitled to a pro rata portion of their vacation for that year instead of their entire vacation for the year. This change resulted in income of $789,000, net of tax, or $0.02 per diluted share.

The Company recorded restructuring-related costs of approximately $854,000 or $0.01 in the first quarter of 2001, $1.1 million or $0.02, $1.6 million or $0.02, and $192,000 or $0.00, net of tax, per diluted share, in the second, third and fourth quarters of 2001, respectively. The Company also recorded a $2 million, or $0.05, per diluted share research and development tax credit in the third quarter of 2001. In the fourth quarter of 2001, the Company recorded a $9.3 million, or $0.14, net of tax, per diluted share charge for asset writedowns, consisting primarily of an asset impairment related to the locomotive lease fleet of $5.2 million, a writeoff of $1.8 million of an investment in Argentina and a $1.5 million writedown of a facility to its estimated realizable value, a $1.7 million, or $0.03, net of tax, per diluted share charge for severance related to a ten percent salary headcount reduction, and a $685,000, or $0.01, net of tax, per diluted share gain on the sale of unused facilities.

24. MERGER AND RESTRUCTURING CHARGE

In 2001, the Company completed a merger and restructuring plan with charges totaling $71 million pre-tax, with approximately $2 million of the charge expensed in 2001, $20 million in 2000 and $49 million in 1999. The plan involved the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions, and the evaluation of certain assets as to their perceived ongoing benefit to the Company.

As of December 31, 2002, $647,000 of the merger and restructuring charge was still remaining as accrued on the balance sheet as part of other accrued liabilities. The table below identifies the significant components of the charge and reflects the accrual balance at that date.

In thousands	Lease Impairments and Asset Writedowns	Severance	Other	Total
Beginning balance, January 1, 2002	$ 2,458	$ 525	$ 169	$ 3,152
Amounts paid in 2002	(1,811)	(525)	(169)	(2,505)
Balance at December 31, 2002	$ 647	$ —	$ —	$ 647

The lease impairment charges and asset writedowns are associated with the Company's closing of several plants, the consolidation of the corporate headquarters, and the Company's evaluation of certain assets where projected cash flows from such assets over their remaining lives are estimated to be less than their carrying values.

The Company began and completed a new restructuring plan for the Transit rail business in 2001. The restructuring plan involved operational realignment and related workforce reductions. The charges in 2001 for the restructuring plan move totaled $2 million pre-tax. 2002 operations still included much of the cost of integration in normal operations.

The $2 million charge in 2001 included costs associated with relocating several production operations from Chicago to Montreal, including severance costs for approximately 103 employees.

25. EXTRAORDINARY ITEM

In July 2002, the Company redeemed $175 million of Senior Notes at par (face) through the use of cash on hand and additional borrowings under its credit agreement.

This redemption resulted in an extraordinary non-cash loss of $1.2 million, net of tax, relating to a write-off of deferred debt issuance costs.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By /s/ GREGORY T. H. DAVIES

Gregory T. H. Davies, Chief Executive Officer
Date: March 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company in the capacities indicated and on the dates indicated.

Signature and Title	Date
/s/ WILLIAM E. KASSLING William E. Kassling, Chairman of the Board	March 28, 2003
/s/ GREGORY T. H. DAVIES Gregory T. H. Davies, President, Chief Executive Officer and Director	March 28, 2003
/s/ ROBERT J. BROOKS Robert J. Brooks, Chief Financial Officer, Chief Accounting Officer and Director	March 28, 2003
/s/ KIM G. DAVIS Kim G. Davis, Director	March 28, 2003
/s/ EMILIO A. FERNANDEZ Emilio A. Fernandez, Director	March 28, 2003
/s/ LEE B. FOSTER, II Lee B. Foster, Director	March 28, 2003
/s/ JAMES P. MISCOLL James P. Miscoll, Director	March 28, 2003
/s/ JAMES V. NAPIER James V. Napier, Director	March 28, 2003

CERTIFICATION

I, Gregory T. H. Davies, certify that:

1. I have reviewed this annual report on Form 10-K of Westinghouse Air Brake Technologies Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ GREGORY T. H. DAVIES

Name: Gregory T. H. Davies
Title: President & Chief Executive Officer

CERTIFICATION

I, Robert J. Brooks, certify that:

1. I have reviewed this annual report on Form 10-K of Westinghouse Air Brake Technologies Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ ROBERT J. BROOKS

Name: Robert J. Brooks
Title: Chief Financial Officer

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officers of Westinghouse Air Brake Technologies Corporation (the "Company"), hereby certify, to the best of their knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY T. H. DAVIES

Gregory T. H. Davies
President & Chief Executive Officer

Date: March 28, 2003

/s/ ROBERT J. BROOKS

Robert J. Brooks
Chief Financial Officer

Date: March 28, 2003

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

For each of the three years ended December 31

In thousands	Balance at beginning of period	Charged/ (credited) to expense	Charged to other accounts (1)	Deductions from reserves (2)	Balance at end of period
2002					
Warranty and overhaul reserves	$15,373	$17,625	$ —	$15,591	$17,407
Allowance for doubtful accounts	2,294	2,923	—	570	4,647
Valuation allowance — taxes	8,641	—	—	—	8,641
Inventory reserves	13,228	3,802	—	4,622	12,408
Merger and restructuring reserve	3,152	—	—	2,505	647
2001					
Warranty and overhaul reserves	$23,482	$19,821	$(6,658)	$21,272	$15,373
Allowance for doubtful accounts	3,949	2,151	(1,287)	2,519	2,294
Valuation allowance — taxes	8,641	—	—	—	8,641
Inventory reserves	17,309	8,569	(3,689)	8,961	13,228
Merger and restructuring reserve	6,257	3,723	—	6,828	3,152
2000					
Warranty and overhaul reserves	$26,832	$16,352	$ —	$19,702	$23,482
Allowance for doubtful accounts	3,983	639	—	673	3,949
Valuation allowance — taxes	8,641	—	—	—	8,641
Inventory reserves	21,543	8,261	252	12,747	17,309
Merger and restructuring reserve	8,705	1,463	—	3,911	6,257

(1) Reserves of acquired/(sold) companies

(2) Actual disbursements and/or charges

EXHIBITS

	Exhibits	Filing Method
2.1	Amended and Restated Agreement and Plan of Merger, as amended (originally included as Annex A to the Joint Proxy Statement/Prospectus)	8
3.1	Restated Certificate of Incorporation of the Company dated January 30, 1995, as amended March 30, 1995	2
3.3	Amended and Restated By-Laws of the Company, effective November 19, 1999	8
10.1	MotivePower Stock Option Agreement (originally included as Annex B to the Joint Proxy Statement/Prospectus)	8
10.2	Westinghouse Air Brake Stock Option Agreement (originally included as Annex C to the Joint Proxy Statement/Prospectus)	8
10.3	Voting Agreement dated as of September 26, 1999 among William E. Kassling, Robert J. Brooks, Harvard Private Capital Holdings, Inc. Vestar Equity Partners, L.P. and MotivePower Industries, Inc. (originally included as Annex D to the Joint Proxy Statement/Prospectus)	8
10.9	Amended and Restated Refinancing Credit Agreement dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York (Schedules and Exhibits omitted)	9
10.10	Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the RAC Voting Trust ("Voting Trust"), Vestar Equity Partners, L.P. ("Vestar Equity"), Harvard Private Capital Holdings, Inc. ("Harvard"), American Industrial Partners Capital Fund II, L.P. ("AIP") and the Company	5
10.11	Common Stock Registration Rights Agreement dated as of January 31, 1995 among the Company, Scandinavian Incentive Holding B.V. ("SIH"), Voting Trust, Vestar Equity, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc., the Pulse Shareholders and ESOT (Schedules and Exhibits omitted)	2
10.12	Indemnification Agreement dated January 31, 1995 between the Company and the Voting Trust Trustees	2
10.13	Agreement of Sale and Purchase of the North American Operations of the Railway Products Group, an operating division of American Standard Inc., dated as of 1990 between Rail Acquisition Corp. and American Standard Inc. (only provisions on indemnification are reproduced)	2
10.14	Letter Agreement (undated) between the Company and American Standard Inc. on environmental costs and sharing	2
10.15	Purchase Agreement dated as of June 17, 1992 among the Company, Schuller International, Inc., Manville Corporation and European Overseas Corporation (only provisions on indemnification are reproduced)	2
10.16	Asset Purchase Agreement dated as of January 23, 1995 among the Company, Pulse Acquisition Corporation, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc. and the Pulse Shareholders (Schedules and Exhibits omitted)	2
10.17	License Agreement dated as of December 31, 1993 between SAB WABCO Holdings B.V. and the Company	2
10.18	Letter Agreement dated as of January 19, 1995 between the Company and Vestar Capital Partners, Inc.	2
10.19	Westinghouse Air Brake Company 1995 Stock Incentive Plan, as amended	7
10.20	Westinghouse Air Brake Company 1995 Non-Employee Directors' Fee and Stock Option Plan, as amended	9

	Exhibits	Filing Method
10.21	Employment Agreement between William E. Kassling and the Company	2
10.22	Letter Agreement dated as of January 1, 1995 between the Company and Vestar Capital Partners, Inc.	2
10.23	Form of Indemnification Agreement between the Company and Authorized Representatives	2
10.24	Share Purchase Agreement between Futuris Corporation Limited and the Company (Exhibits omitted)	2
10.25	Purchase Agreement dated as of September 19, 1996 by and among Mark IV Industries, Inc., Mark IV PLC, and W&P Holding Corp. (Exhibits and Schedules omitted) (Originally filed as Exhibit No. 2.01)	3
10.26	Purchase Agreement dated as of September 19,1996 by and among Mark IV Industries Limited and Westinghouse Railway Holdings (Canada) Inc. (Exhibits and Schedules omitted) (Originally filed as Exhibit No. 2.02)	3
10.27	Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the Voting Trust, Vestar, Harvard, AIP and the Company	5
10.28	Common Stock Registration Rights Agreement dated as of March 5, 1997 among the Company, Harvard, AIP and the Voting Trust	5
10.29	1998 Employee Stock Purchase Plan	7
10.30	Sale Agreement dated as of August 7, 1998 by and between Rockwell Collins, Inc. and the Company (Schedules and Exhibits omitted) (Originally filed as Exhibit No. 2.01)	6
10.31	Amendment No. 1 dated as of October 5, 1998 to Sale Agreement dated as of August 7, 1998 by and between Rockwell Collins, Inc. and the Company (Originally filed as Exhibit No. 2.02)	6
10.32	Westinghouse Air Brake Technologies Corporation 2000 Stock Incentive Plan	10
10.33	Amendment No. 1, dated as of November 16, 2000, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	11
10.34	Amendment No. 2, dated as of March 30, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	13

	Exhibits	Filing Method
10.35	Amendment No. 3, dated as of July 18, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, The Chase Manhattan Bank as administrative agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	13
10.36	Amendment No. 4, dated as of September 17, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, LaSalle Bank National Association, The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	13
10.37	Amendment No. 5, dated as of November 14, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	13
10.38	Amendment No. 6, dated as of November 13, 2002, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, JP Morgan Chase Bank as administrative agent, and The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, LaSalle Bank National Association, as an issuing bank, ABN AMRO Bank N.V., as an issuing bank, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999	1

	Exhibits	Filing Method
10.39	Asset Purchase Agreement, by and between General Electric Company, through its GE Transportation Systems business and Westinghouse Air Brake Technologies Corporation, dated as of July 24, 2001	12
21	List of subsidiaries of the Company	1
23.1	Consent of Ernst & Young LLP	1
23.2	Information Regarding Consent of Arthur Andersen LLP	1
99.1	Annual Report on Form 11-K for the year ended December 31, 2002 of the Westinghouse Air Brake Technologies Corporation Savings Plan	1
99.2	Annual Report on Form 11-K for the year ended December 31, 2002 of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees	1
99.3	Annual Report on Form 11-K for the year ended December 31, 2002 of the Westinghouse Air Brake Company Savings Plan for Non-Pittsburgh Hourly Employees	1

Filing Method

1	Filed herewith.
2	Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-90866).
3	Filed as an exhibit to the Company's Current Report on Form 8-K, dated October 3, 1996.
4	Filed as an exhibit to the Company's Registration Statement on Form S-8 (No. 333-39159).
5	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1997.
6	Filed as an exhibit to the Company's Current Report on Form 8-K, dated October 5, 1998.
7	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1998.
8	Filed as part of the Company's Registration Statement on Form S-4 (No. 333-88903).
9	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1999.
10	Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000.
11	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2000.
12	Filed as an exhibit to the Company's Current Report on Form 8-K, dated November 13, 2001.
13	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2001.

Board of Directors

William E. Kassling[3]
Chairman of the Board
Wabtec Corporation

Emilio A. Fernandez[1,2]
Vice Chairman of
the Board
Wabtec Corporation

Gregory T. H. Davies
President and
Chief Executive Officer
Wabtec Corporation

Robert J. Brooks
Executive Vice President
Strategic Development
Wabtec Corporation

Kim G. Davis[2,3]
Managing Director
Charlesbank Capital
Partners LLC

Lee B. Foster II[1,2]
Chairman
L.B. Foster Co.

James P. Miscoll[1]
Retired Vice Chairman
Bank of America

James V. Napier[2]
Chairman of the Board
Scientific Atlanta, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating Committee

Corporate Management

William E. Kassling
Chairman of the Board

Gregory T. H. Davies
President and
Chief Executive Officer

Robert J. Brooks
Executive Vice President
Strategic Development

Alvaro Garcia-Tunon
Senior Vice President,
Chief Financial Officer
and Secretary

Timothy J. Logan
Vice President
International

James E. McClaine
Vice President
Railroad Marketing

Barry L. Pennypacker
Vice President
Quality and
Performance System

Seppo O. Saarinen
Vice President
Product Development

George A. Socher
Vice President
Internal Audit and
Taxation

Scott E. Wahlstrom
Vice President
Human Resources

Timothy R. Wesley
Vice President
Investor Relations
and Corporate
Communications

Operating Management Freight Group

Paul E. Golden
President,
Freight Car Group
Cardwell Westinghouse
Chicago, IL
WABCO Freight Car
Products
Stoney Creek, Ontario,
Canada
WABCO Locomotive
Products
Wilmerding, PA
Wabtec Rubber Products
Greensburg, PA
Wabtec de Mexico
San Luis Potosi, Mexico

Darren J. Beatty
Vice President and
General Manager
Wabtec Rubber Products

Robert C. Bourg
Vice President and
General Manager
Locomotive Products

Robert D. Dimsa
Vice President and
General Manager
Freight Car Pneumatics

James C. Hoffner
Vice President and
General Manager
Wabtec Global Services
Wilmerding, PA
Wabtec Service Centers
Carson City, NV
Chicago, IL
Columbia, SC
Kansas City, MO
San Luis Potosi, Mexico
Wabtec Transportation
Technologies
Boulder, CO

James C. Pontious
Vice President
Special Projects—
Ramp Car

Gary P. Prasser
Vice President
Manufacturing
Freight Car Group

Robert P. Haag
President
Wabtec Railway Electronics
Germantown, MD
Cedar Rapids, IA
Calgary, Alberta,
Canada

James R. Jenkins II
President
Young Touchstone
Jackson, TN
Lexington, TN
Racine, WI

John D. Meehan
Managing Director
Wabtec Rail
Doncaster, U.K.

John R. Vickers
Vice President and
General Manager
Wabtec Foundry
Wallaceburg, Ontario,
Canada
San Luis Potosi, Mexico

Mark S. Warner
Vice President and
General Manager
MotivePower
Boise, ID
Microphor
Willits, CA

Ronald L. Witt
Managing Director
Wabtec Australia
Sydney, Australia

Anthony J. Carpani
Vice President
Group Executive,
Friction

Frederick J. Grejda
Vice President and
General Manager
Railroad Friction
Products Corp.
Laurinburg, NC

Mark D. Kuenzle
General Manager
F.I.P.
Sydney, Australia
Allied Friction
Melbourne, Australia

Gerald M. Rowe
Vice President and
Managing Director
Friction Products,
Europe
Cobra Europe
Schweighouse, France

Peter Turner
Vice President and
Managing Director
International Operations,
Friction Group
Pioneer Friction
Kolkata, India

Operating Management Transit Group

John M. Meister
Executive Vice President,
Transit
WABCO Transit
Spartanburg, SC
Service Centers
Elmsford, NY
Richmond, CA
Sun Valley, CA

Luigi Camellini
Managing Director
H.P.
Sassuolo, Italy

Marc Laliberté
Vice President and
General Manager
Vapor Rail
Montreal, Quebec,
Canada
Stone Air
Plattsburgh, NY

Keith N. Nippes
Vice President and
General Manager
Vapor Bus International
Niles, IL
Jinwu Control Systems
Nanjing, China

Anthony J. Walsh
Managing Director
Vapor-Stone U.K.
Burton-On-Trent, U.K.

Corporate Information

Transfer Agent and Registrar
Our transfer agent is responsible for shareholder records, issuance of stock certificates and distribution of dividends and I.R.S. forms 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by communicating directly with our transfer agent and registrar:
Mellon Investor
Services LLC
85 Challenger Road
Ridgefield Park, NJ
07660
800.756.3353
201.329.8660
www.melloninvestor.com

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: WAB

Independent Public Accountants
Ernst & Young LLP
Pittsburgh, PA

General Counsel
Reed Smith LLP
Pittsburgh, PA

Form 10-K
To obtain a copy of the company's Form 10-K annual report, write to:
Investor Relations
Department
Wabtec Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

Annual Meeting
May 21, 2003
11 a.m.
Omni William Penn
Pittsburgh, PA



Wabtec
CORPORATION

1001 Air Brake Avenue
Wilmerding, PA 15148
412.825.1000
www.wabtec.com